Exhibit 2-B

Confidential treatment has been requested for portions of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [**]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

Execution Version

ASSET PURCHASE AGREEMENT

by and among

EDF RENEWABLE DEVELOPMENT, INC.,

POWER PARTNERS MIDWEST, LLC,

EDF-RE US DEVELOPMENT, LLC,

MERRICOURT POWER PARTNERS, LLC

as Sellers

and

OTTER TAIL POWER COMPANY

as Buyer

dated as of November 16, 2016

Merricourt Wind Project

-i-

Table of Contents

(continued)

-ii-

Table of Contents

(continued)

-iii-

EXHIBITS

Exhibit A	[Intentionally Omitted]
Exhibit B	Form of Assignment and Assumption Agreement
Exhibit C	Form of Bill of Sale
Exhibit D	Form of Warranty Deed
Exhibit E	Site Description
Exhibit F	[Intentionally Omitted]
Exhibit G	[Intentionally Omitted]
Exhibit H	[Intentionally Omitted]
Exhibit I	Title Policy

SCHEDULES

1.1	Knowledge
4.3(a)	Purchased Contract Conflicts
4.3(b)	Seller Consents
4.5	Legal Proceedings
4.6	Compliance with Laws
4.7	Taxes
4.8	Regulatory Status
4.9	Purchased Contracts
4.10(a)	Real Property
4.10(g)	Land Contract Defaults
4.10(h)	Condemnation Proceedings
4.10(i)	Violations of Laws
4.10(j)	Options; Zoning Changes
4.10(m)	Mineral Developments
4.11(a)	Permits
4.11(b)	Additional Required Permits
4.11(c)	Permit Noncompliance
4.11(d)	Permit Conflicts
4.12	Environmental Matters
4.14	Wind Data
4.15	Insurance
4.16	Physical Work
4.18	Reports
5.3	Buyer Consents
6.3	Conduct of Business
6.5(d)	BBCS Changes
6.14(a)	Title Objection Letter

-iv-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement, dated as of November 16, 2016 (this “Agreement”), is made by, between and between EDF Renewable Development, Inc., a Delaware corporation (“EDF-RD”), Power Partners Midwest, LLC, a Delaware limited liability company (“PPM”), EDF-RE US Development, LLC, a Delaware limited liability company (“EDF-USD”), and Merricourt Power Partners, LLC, a Delaware limited liability company (“Merricourt,” collectively, “Sellers”), on the one hand, and Otter Tail Power Company, a Minnesota corporation (“Buyer”), on the other hand.

W•I•T•N•E•S•S•E•T•H:

WHEREAS, Buyer desires to acquire a wind farm development site in the State of North Dakota and construct on such site seventy-five (75) Vestas-American Wind Technology, Inc., a California corporation (“Vestas”), 2.0 V110 wind turbine generators on eighty (80) meter towers (“WTGs” or each, a “WTG”) for a total nameplate capacity of one hundred fifty (150) megawatts;

WHEREAS, Sellers and their Affiliates are in the process of developing a site in McIntosh and Dickey Counties, North Dakota for a wind energy generation project capable of supporting the installation and operation of seventy-five (75) WTGs and in connection therewith have acquired certain real estate rights and other assets and commenced certain development activities;

WHEREAS, Sellers desire to sell and assign to Buyer, and Buyer desires to purchase and assume substantially all of the assets, and certain specified liabilities, related to the Project (as defined below), subject to the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Buyer’s willingness to enter into this Agreement, EDF-USD, and Buyer are entering into a separate Turnkey Engineering, Procurement and Construction Agreement (the “TEPC”), pursuant to which EDF-USD will provide the engineering, procurement, construction, commissioning, start-up and related services, on a fixed price turnkey basis, to install the seventy-five (75) WTGs and to provide other services to Buyer as specified in the TEPC; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Buyer’s willingness to enter into this Agreement, EDF Énergies Nouvelles, S.A., a French société anonyme and an indirect parent company of Sellers (“EDF-EN”), is executing and delivering the EDF-EN Guaranty (as defined below) pursuant to which EDF-EN is guaranteeing Sellers’ full and timely payment of their obligations under this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article 1

DEFINITIONS AND CONSTRUCTION

Section 1.1           Definitions. As used in this Agreement, the following capitalized terms have the meanings set forth below:

“5% Safe Harbor Turbines” means [**] to be delivered under the Daughter Contract from Vestas to EDF-USD, as specified in Exhibit D of the Daughter Contract, for a purchase price of not less than [**] ($[**]).

“Action” means any legal, administrative, arbitral, mediation or other alternative dispute resolution procedure or other action, proceeding, claim, assessment, audit, inquiry or similar investigation before any court, arbitrator or other Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership interests, by contract or otherwise.

“Agreement” is defined in the introduction to this Agreement.

“Ancillary Agreements” means the Bill of Sale, the Assignment and Assumption Agreement, the Deed and the other documents and agreements to be delivered pursuant to this Agreement.

“Assets” of any Person means all assets, properties and rights of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated), including the related goodwill, which assets and properties are operated, owned or leased by such Person.

“Assignment and Assumption Agreement” means an assignment and assumption agreement, substantially in the form attached as Exhibit B hereto.

“Assumed Liabilities” is defined in Section 2.3.

_____________________________

[**] Denotes confidential information that has been omitted from the exhibit and filed separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

“Avian Assessment” means the existing avian survey(s) of Sellers and any other avian survey(s) of Sellers currently underway related to the Project which shall be delivered to Buyer in final form pursuant to Section 7.2(n).

“Backup LOC” has the meaning given such term in the TEPC.

“Bat Assessment” means the existing bat survey(s) of Sellers related to the Project which shall be delivered to Buyer in final form pursuant to Section 7.2(n).

“Bill of Sale” means a bill of sale, substantially in the form attached as Exhibit C hereto.

“Bird and Bat Conservation Strategy” is a voluntary project specific document that describes the environmental studies that were undertaken to identify potential sensitive resources and incorporates best management practices that will be implemented in order to avoid and minimize impact to birds and bats, as well as documents, specific analyses and decisions consistent with the tiered approach and the USFWS Land-Based Wind Energy Guidelines (USFWS 2012).

“Books and Records” means any and all data, reports, studies, external, non-attorney-client privileged correspondence, maps, surveys and other business records of Sellers necessary or useful to the development, construction and operation of the Project.

“Business Day” means any day other than Saturday, a Sunday, or a holiday, on which banks are generally open for business in both Fargo, ND and Minneapolis, MN.

“Buyer” is defined in the introduction to this Agreement.

“Buyer Group” is defined in Section 9.2.

“Certificate of Site Compatibility” means the Certificate of Site Compatibility required by the NDPSC to construct the Project, updated to account for the WTGs that EDF-USD is to supply under the TEPC and including five (5) alternate WTG locations.

“Claim” means any demand, claim, action, investigation, legal proceeding (whether administrative or judicial, at law or in equity and whether informal or formal), arbitration or mediation.

“Clean Water Act” means the Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977, 33 U.S.C. § 1251 et seq.

“Closing” means the closing of the transactions contemplated by this Agreement, as provided for in Section 3.1.

“Closing Date” means the date on which Closing occurs.

“COD Purchased Contracts” means those Purchased Contracts identified as such on Schedule 4.9 and that will be assigned to Buyer on the Commercial Operation Date.

“Code” means the Internal Revenue Code of 1986, as amended and in effect.

“Commercial Operation Date” means the date on which Project Commercial Operation is achieved.

“Confidentiality Agreement” means the Confidentiality and Nondisclosure Agreement by and between EDF Renewable Energy, Inc. and Buyer, dated as of March 24, 2016.

“Consent” means a consent, approval, authorization, waiver, filing, notice, registration, declaration or similar action of, with or by any Person.

“Construction Period Guaranty” has the meaning given such term in the TEPC.

“Construction Period Guaranty Expiration” has the meaning given such term in the TEPC.

“Contract” means any legally binding contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement or other legally binding arrangement, whether oral or written, but excludes Permits.

“Credit Trigger Event” means (a) with respect to EDF-EN, the failure of (i) Électricité de France S.A. to own, directly or indirectly, at least fifty percent (50%) of the issued and outstanding equity of EDF-EN, or (ii) EDF-EN to have a Tangible Net Worth of at least €1,750,000,000.00; (b) with respect to EDF-RE, the failure of EDF-RE to have a Tangible Net Worth of at least $50,000,000.00; and (c) with respect to Buyer, the downgrading of Buyer’s senior unsecured credit rating by any two Rating Agencies to below BBB- (or Baa3 in the case of Moody’s).

“Cultural Resource Study” means the cultural resource study to be prepared by Kadrmas, Lee & Jackson, or another consultant selected by Sellers and approved by Buyer (such approval not to be unreasonably withheld), which shall be delivered to Buyer in final form pursuant to Section 7.2(n).

“Data Site” means the electronic documentation site established by Sellers in connection with the transactions contemplated by this Agreement.

“Daughter Contract” means that certain contract between EDF-USD and Vestas splitting WTGs designated for the Project from the Framework Agreement and executed on November 16, 2016.

“Deductible” is defined in Section 9.4(c).

“Deed” means a warranty deed, substantially in the form attached as Exhibit D hereto.

“Default” means, with respect to any Person, any circumstance, event or condition that would constitute, with or without notice or the passage of time or both, a violation, breach, default, conflict with, or give rise to any right of termination, modification, cancellation, prepayment, suspension, limitation, revocation, purchase, re-purchase or acceleration.

“Designated Representations” means the representations and warranties contained in Section 4.1 (Organization), Section 4.2 (Authority; Enforceability), Section 4.4(a) (Title to Assets), Section 4.13 (Brokers), Section 5.1 (Organization), Section 5.2 (Authority; Enforceability) and Section 5.5 (Brokers).

“Dispute Notice” is defined in Section 9.6(b).

“EDF-EN” is defined in the recitals.

“EDF-EN Guaranty” has the meaning given such term in the TEPC.

“EDF-EN Guaranty Expiration” has the meaning given such term in the TEPC.

“EDF-RD” is defined in the introduction to this Agreement.

“EDF-RE” means EDF Renewable Energy, Inc., a Delaware corporation.

“EDF-USD” is defined in the introduction to this Agreement.

“Energy Resource Interconnection Service” has the meaning given to such term in the MISO FERC Electric Tariff.

“Environmental Claim” means any Claim or Loss arising out of or related to Hazardous Materials, environmental or workplace contamination or pollution, or any violation or alleged violation of Environmental Law.

“Environmental Law” means all Laws that regulate or relate to (a) the protection or clean-up of the environment; (b) the handling of Hazardous Materials; (c) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; and (d) the health and safety of persons or property, including, without limitation, protection of the health and safety of employees, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Clean Water Act; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Endangered Species Act, 16 U.S.C. § 1531 et seq.; the Migratory Bird Treaty Act 16 U.S.C § 703 et seq.; the Bald and Golden Eagle Protection Act 16 U.S.C § 668 et seq; Centers for Disease Control guidelines, policies and procedures; and all other analogous or related Laws currently in effect (including implementing regulations promulgated pursuant thereto) of any Governmental Authority having jurisdiction over the assets in question addressing pollution control or protection of Protected Species, the environment, wildlife, plants, natural resources, or human health.

“ERIS Interconnection Costs” means the sum of (i) the network upgrade costs associated with the New GIA for Energy Resource Interconnection Service plus (ii) the network upgrade costs required to obtain Network Integration Transmission Service for yearly “Firm Network Designated” service (as referenced in MISO Business Practice Manual 11 – Resource Adequacy, Articles 4.2.1.1 and 4.2.3.1) for 40% of the 150 MW to be requested by Buyer (the “Service Level Trigger”) on or before June 1, 2017; provided, that, if either Party deems the cost of one or more upgrades required to achieve the Service Level Trigger to be excessive in light of the increase in Firm Network Designated service obtained from such upgrade, the Parties shall negotiate in good faith to agree to a level of upgrade costs that is commercially reasonable in light of the Firm Network Designated service obtained by such costs; provided, further, that Buyer shall, in its reasonable discretion in light of the costs and benefits to Buyer, make any determination to accept “Firm Network Designated” service at a level below the Service Trigger Level. For the avoidance of doubt, ERIS Interconnection costs shall include network upgrade costs regardless of whether they are assigned to the Project by MISO or by any other RTO or transmission owner, but shall not include any reimbursable costs.

“Estimated Interconnection Costs” means the estimate for Interconnection Costs set forth in the New GIA and, if applicable, the service agreement applicable to the transmission service contemplated in clause (ii) of the definition of “ERIS Interconnection Costs.”

“Excess Interconnection Costs” is defined in Section 6.10(d).

“Excluded Assets” is defined in Section 2.2.

“Excluded Liabilities” is defined in Section 2.4.

“Exclusivity Period” is defined in Section 3.4.

“Existing GIA” means the Generator Interconnection Agreement made and entered into as of October 10, 2011 by and between EDF-RD (f/k/a enXco Development Corporation), Montana-Dakota Utilities Co., a division of MDU Resources Group Inc. and MISO and associated with MISO Interconnection Queue Request G359, together with all other rights in MISO Interconnection Queue Request G359 and all associated studies, reports and communications with MISO related thereto.

“Existing Permitted Exceptions” is defined in Section 6.14(a).

“Existing Title Evidence” is defined in Section 6.14(a).

“Existing Title Objections” is defined in Section 6.14(a).

“FAA” means the U.S. Federal Aviation Administration.

“FAA Determination” means either an FAA No Hazard Determination or an FAA Determination Not to Exceed, in either case issued by the FAA with respect to a WTG Location.

“FERC” means the Federal Energy Regulatory Commission.

“Final Order” means a final order of a court of competent jurisdiction, (i) from which there is no right of appeal to a higher court or (ii) with respect to which either (A) all applicable time periods during which an appeal may be made have expired or (B) no appeal has been made within a period of two months from issuance of an appealable order, whichever is the earliest to occur.

“Fitch” means Fitch Ratings Inc.

“FPA” means the Federal Power Act, as amended.

“Framework Agreement” means that certain contract between EDF-EN and Vestas France SAS for the purchase of certain WTGs or components and executed on January 19, 2016.

“Geotechnical Report” means the report with respect to the geotechnical borings and analysis conducted for each WTG Location to be prepared by a geotechnical engineering firm selected by Sellers and approved by Buyer (such approval not to be unreasonably withheld), which shall be delivered to Buyer in final form pursuant to Section 7.2(n).

“GIA” means either (a) the Existing GIA, or (b) if the Existing GIA is not determined prior to Closing to be valid and outstanding and it is deemed to be terminated, the New GIA.

“GIA Delay Damages” means an amount of liquidated damages resulting from a failure of the closing condition in Section 7.2(t) to be met, equal to (a) $444, multiplied by (b) the number of megawatts of nameplate capacity which are not able to operate following the Commercial Operation Date until the limitations specified in the Interconnection Notice have been cured, multiplied by (c) the number of days in the period between the Commercial Operation Date until the date the limitations specified in the Interconnection Notice have been cured.

“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity, and including any governmental, quasi-governmental or non-governmental body administering, regulating or having general oversight over natural gas, electricity, power or other markets.

“Guarantor” has the meaning given such term in the TEPC.

“Hazardous Material” means any substance pollutant, contaminant, chemical, material or waste that is regulated, listed or identified under any Environmental Law, or which is deemed or may be deemed hazardous, dangerous, damaging or toxic to living things or the environment, and shall include, without limitation, any flammable, explosive, or radioactive materials; hazardous materials; radioactive wastes; hazardous wastes; hazardous or toxic substances or related materials; polychlorinated biphenyls; petroleum products, fractions and by-products thereof; asbestos and asbestos-containing materials; medical waste, solid waste, and any excavated soil, debris, or groundwater that is contaminated with such materials; any hazardous substance under the Comprehensive Environmental Response, Compensation and Liability Act, as amended (42 U.S.C.A. § 9601 et seq.), any solid waste under the Resource Conservation and Recovery Act of 1976, as amended (42 U.S.C.A. § 6901 et seq.), or any contaminant, pollutant, waste or toxic substance under the Clean Air Act, as amended (42 U.S.C.A. § 7401 et seq.), the Federal Water Pollution Control Act, as amended (33 U.S.C.A. § 1251 et seq.), the Safe Drinking Water Act, as amended (42 U.S.C.A. § 300f et seq.), the Emergency Planning and Community Right-To-Know Act, as amended (42 U.S.C.A. sec. 110001 et seq.), the Occupational Safety and Health Act, as amended (29 U.S.C.A. sec. 651 et seq.), the Hazardous Materials Transportation Act, as amended, (49 U.S.C.A. sec. 5101 et seq.) or the Toxic Substances Control Act, as amended (15 U.S.CA. § 2601 et seq.).

“Indemnified Party” means a Person entitled to be indemnified by another Person pursuant to the terms of this Agreement.

“Indemnifying Party” means a Person required to indemnify another Person pursuant to the terms of this Agreement.

“Indemnity Amount Payable” means any Indemnity Claim Amount which has become an Indemnity Amount Payable in accordance with Article 9, plus interest on such Indemnity Claim Amount at the Interest Rate commencing ten (10) Business Days after the date it becomes an Indemnity Amount Payable.

“Indemnity Claim” means any claim made for indemnification in accordance with Article 9.

“Indemnity Claim Amount” means the amount of Losses claimed in any Notice of Claim, which amount, if not finally determined, may be a good faith estimate of the Losses that may be subject to indemnification pursuant to this Agreement.

“Independent Accountant” means any of the “Big Four” independent accounting firms or such other accounting firm mutually selected by Buyer and Sellers, other than any such firm that regularly provides audit services to Buyer or Sellers.

“Interconnection Costs” means either the NRIS Interconnection Costs or the ERIS Interconnection Costs, as the case may be.

“Interconnection Notice” is defined in Section 8.1(d).

“Interest Rate” means LIBOR plus three percent (3%).

“International Financial Reporting Standards” or “IFRS” means the accounting standards developed and maintained by the International Accounting Standards Board.

“Knowledge” means, when used in a particular representation in this Agreement with respect to Sellers, the actual knowledge of any of the Persons listed on Schedule 1.1, together with such knowledge as such individuals would reasonably have obtained in the ordinary course of their duties.

“Land Contracts” means all easement and lease agreements contemplated to construct and operate the Project (together with any amendments thereto and any associated recorded memoranda), including (a) all easements required for sufficient land to site eighty (80) contiguous WTG Locations in accordance with the Site Plan (b) wind leases or easements for purposes of creating a leasehold and/or easement interest in wind rights associated with such real property included in the Site for buffers, set-backs or otherwise not associated with WTG Locations; and (c) to the extent not included in the foregoing, easements for collection cables, electrical transmission lines, crane paths and access road routes; provided, that, in each case, such easement and lease agreements shall have an operating period of at least thirty (30) years from the Commercial Operation Date (as extended pursuant to Section 6.11) and shall be freely transferable, in whole or in part, without consent of the landowners.

“Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, court decisions, and other pronouncements having the effect of law of any Governmental Authority.

“Liability” or “Liabilities” means all debts, liabilities, obligations, Contracts and commitments, whether known or unknown, asserted or unasserted, fixed, absolute or contingent, matured or unmatured, accrued or unaccrued, liquidated or unliquidated, due or to become due, whenever or however arising (including, whether arising out of any Contract or tort based on negligence, strict liability or otherwise).

“LIBOR” means, for any day, a rate per annum equal to the “London Interbank Offered Rate (Libor)” for a three (3) month period as set forth in the Money Rates section of The Wall Street Journal, Western Regional Edition (“The Wall Street Journal”), on such day (or, if The Wall Street Journal is not published on such day, the next preceding Business Day on which The Wall Street Journal is so published); provided that, if The Wall Street Journal is no longer published or the applicable LIBOR rate is no longer quoted therein, then “LIBOR” shall be a reasonably comparable rate as shall be mutually agreed upon by Buyer and Sellers.

“Lien” means, with respect to any property or other assets of a Person, any lien, charge, claim, community property interest, pledge, mortgage, hypothecation, condition, equitable interest, option, security agreement, deed of trust, encumbrance, easement, encroachment, license, sublicense, right of first refusal, right of first offer, or other restriction of any kind, including any restrictions on use, voting, transfer receipt of income or exercise of any other attribute of ownership.

“Loss” means any and all actual losses, liabilities, amounts paid in settlement, damages, fines, penalties, costs, charges, Taxes, obligations, demands, fees, interest, losses and expenses (including court costs and reasonable fees of attorneys, accountants and other experts in connection with any Claim).

“Material Adverse Effect” means an event, change, occurrence, circumstance, development or effect, which, individually or when taken together with the effect of all other events or circumstances has had or could reasonably be expected to have a material adverse effect on the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Project or the Purchased Assets; provided, however, that the following will not be considered when determining whether a Material Adverse Effect has occurred: any change, event, effect or occurrence (or changes, events, effects or occurrences taken together) resulting from (a) any change generally affecting the international, national or regional electric generating, transmission or distribution industry; (b) any change generally affecting the international, national or regional wholesale or retail markets for electric power; (c) any change generally affecting the wind-generated energy business generally, (d) any change in general regulatory or political conditions, including any engagements of hostilities, acts of war or terrorist activities or changes imposed by a Governmental Authority associated with additional security; (e) any change in any Laws, IFRS or other applicable accounting or auditing standards or industry standards; (f) any change in the financial condition or results of operation of Sellers caused solely by the transactions contemplated by this Agreement; (g) any change in the financial, banking, or securities markets (including any suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, American Stock Exchange, or Nasdaq Stock Market) or any change in the general national or regional economic or financial conditions; or (h) any actions required to be taken pursuant to or in accordance with this Agreement, except in the case of (a), (b) and (c), to the extent such effect has a materially disproportionate impact on the Project as compared to other similarly situated wind development projects.

“Merricourt” is defined in the introduction to this Agreement.

“MET Towers” means four (4) temporary meteorological towers installed on the Site in accordance with industry practice and standards, with related meteorological equipment.

“MISO” means the Midcontinent Independent Transmission System Operator, Inc. or its successors.

“MNPUC” means the Minnesota Public Utilities Commission.

“Moody’s” means Moody’s Investors Service, Inc.

“NDPSC” means the North Dakota Public Service Commission.

“Network Integration Transmission Service“ has the meaning given to such term in the MISO FERC Electric Tariff.

“Network Resource Interconnection Service” has the meaning given to such term in the MISO FERC Electric Tariff.

“New Exceptions” is defined in Section 6.14(c).

“New GIA” means the Generator Interconnection Agreement to be entered into for MISO Interconnection Queue Request J457, together with all other rights in MISO Interconnection Queue Request J457 and all associated studies, reports and communications with MISO related thereto.

“Noise Study” means a study with respect to the compliance of the Project as designed with noise standards to be completed by Sellers, or another qualified consultant selected by Sellers and approved by Buyer (such approval not to be unreasonably withheld) and delivered to Buyer in final pursuant to Section 7.2(n).

“NRIS Interconnection Costs” means the network upgrade costs associated with the New GIA for Network Resource Interconnection Service. For the avoidance of doubt, NRIS Interconnection costs shall include network upgrade costs regardless of whether they are assigned to the Project by MISO or by any other RTO or transmission owner, but shall not include any reimbursable costs.

“Obstacle Evaluation Study” means an obstacle evaluation study to be prepared by Capitol Airspace Group, or another consultant selected by Sellers and approved by Buyer (such approval not to be unreasonably withheld), which shall be delivered to Buyer in final form pursuant to Section 7.2(n).

“Owned Real Property” means the fee simple interests in real property, and the fixtures located thereon and affixed thereto, the privileges and appurtenances therein and thereto, suitable for an operating and maintenance facility and collection substation(s) within the Project boundaries in accordance with the Site Plan, which real property shall not be subject to any further governmental approval or conditions in order to initiate construction other than obtaining building permits, which building permits shall be obtained as provided in the TEPC.

“Ordinary course of business” means, with respect to any Person, its ordinary course of business consistent with its past practice.

“Organizational Documents” means, with respect to any Person, the articles or certificate of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement or the limited liability company agreement, member control agreement, trust agreement, or other organizational documents of such Person.

“Outside Date” means July 1, 2019; provided that if, on or before July 1, 2019, Buyer issues a Limited Notice to Proceed (as defined in the TEPC) pursuant to the TEPC, the Outside Date shall be extended to September 1, 2019.

“Parties” means collectively, Buyer and Sellers.

“Permits” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents and orders issued or granted by a Governmental Authority necessary for the siting, ownership and operation of the Project (other than permits to be delivered under the TEPC), including the Certificate of Site Compatibility.

“Permitted Lien” means (a) any Lien for Taxes not yet due and payable; (b) utility easements, building restrictions and such other imperfections of title that (i) are of a nature generally existing with respect to properties of a similar character, (ii) do not present any risk of sale or forfeiture of the Asset subject to the Lien, and (iii) which do not materially detract from the value or materially interfere with the construction, operation or maintenance of the Project as contemplated in the Site Plan; (c) mechanics', carriers', workmen's, repairmen’s or other like liens arising or incurred in the ordinary course of business that are not yet due and payable or being contested in good faith by appropriate procedures; (d) zoning ordinances affecting Project Real Property; (e) the terms and conditions of the Purchased Contracts and the Permits listed on Schedule 4.11(a); (f) Existing Permitted Exceptions; and (g) any other Lien created or permitted with the written consent of Buyer; provided, for the avoidance of doubt, that nothing in this definition shall limit Buyer’s right to indemnification under Section 9.2(e) related to Losses arising from Taxes accrued before or through the Closing Date.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, proprietorship, other business organization, trust, union, association or Governmental Authority.

“Post-Construction Guaranty” has the meaning given such term in the TEPC.

“Post-Construction Guaranty Expiration” has the meaning given such term in the TEPC.

“PPM” is defined in the introduction to this Agreement.

“Prime Subcontract” has the meaning given it in the TEPC.

“Project” means the complete integrated wind-powered electricity generating plant, consisting of the infrastructure facilities and the WTGs, with a nominal nameplate capacity of 150 megawatts to be located on the Site to be developed, designed, procured, constructed, interconnected, tested and commissioned under TEPC, including all structures, facilities, appliances, lines, conductors, instruments, equipment, apparatus, components, roads and other real and personal property and/or Real Property Rights comprising and integrating the entire facility described generally in the Technical Specifications (as defined in the TEPC).

“Project Commercial Operation” means the achievement of Project Substantial Completion (as such term is defined in the TEPC).

“Project Substantial Completion Date” has the meaning given such term in the TEPC.

“Project Surety Bond” has the meaning given such term in the TEPC.

“Protected Species” means all species and their associated habitat protected by the Endangered Species Act, 16 U.S.C. § 1531 et seq., the Migratory Bird Treaty Act 16 U.S.C § 703 et seq., the Bald and Golden Eagle Protection Act 16 U.S.C § 668 et seq., and applicable state and local counterparts, and their implementing regulations and guidance documents.

“Prudent Industry Practices” has the meaning given it in the TEPC.

“PTC” means production tax credits under Section 45 of the Code.

“PTC Advance Payment” means the payment described in Section 4.16(d).

“PTC Guidance” means any of IRS Notices 2013-29, 2013-60, 2014-46, 2015-25 or 2016-31 or any future written (electronic or otherwise) commentary, guidance, rule, regulation, notice or ruling in relation to the requirements under Section 45 of the Code.

“PTC Representations” is defined in Section 9.1.

“PUHCA” means the Public Utility Holding Company Act of 2005, as amended.

“Purchase Price” is defined in Section 2.5(a).

“Purchased Assets” is defined in Section 2.1.

“Purchased Contracts” is defined in Section 4.9(a).

“Qualified Institution” means (i) the United States office of a commercial bank or trust company (which is not an Affiliate of either party) organized under the laws of the United States (or any state or a political subdivision thereof), or (ii) the United States branch of a foreign bank (which is not an Affiliate of either party), in either case having assets of at least $10 billion, and having Credit Ratings from two Ratings Agencies of at least A3 (in the case of Moody's) or A- (in the case of S&P or Fitch).

“Rating Agencies” means S&P, Moody’s and Fitch.

“Real Property Interests” means the real property interests created under the Land Contracts and the Owned Real Property.

“Regulatory Approval” means the following approvals from the specified Governmental Authorities: (i) the issuance of a final and nonappealable amended Certificate of Site Compatibility by the NDPSC; (ii) approval by the NDPSC of matters impacting the Project, including approval of the transfer to Buyer of the amended Certificate of Site Compatibility and approval of Buyer’s request for an advance determination of prudency, in form and substance reasonably satisfactory to Buyer, (iii) the approval of the MNPUC, in form and substance reasonably satisfactory to Buyer, and (iv) any other approvals that may be necessary for Buyer to purchase the Purchased Assets and construct, own and operate the Project but only to the extent such approvals relate to any new Laws or any amendments to existing Laws, in each case enacted after the date of this Agreement.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, pouring, emptying, leaching, dumping, disposal or discharge of any Hazardous Materials into the environment or workplace, and otherwise as defined in any Environmental Law.

“Reports” means (a) a Phase I Environmental Site Assessment dated within 180 days of the Closing Date and prepared by a qualified environmental consulting firm and any Phase II Environmental Site Assessments if required; (b) the Avian Assessment; (c) the Bat Assessment; (d) the Cultural Resource Study; (e) the Wetlands Assessment; (f) the Standard Broadcast Site Review Study; (g) the Obstacle Evaluation Study; (h) the Geotechnical Report; (i) the Noise Study; and (j) any additional study or report necessary for the development, permitting, construction, operation or transfer of the Project or the Purchased Assets.

“Representatives” means, as to any Person, its officers, directors, partners, members, stockholders, or other equity holders, and employees, counsel, accountants, financial advisors and consultants.

“Required Consents” is defined in Section 7.2(i).

“Review Period” is defined in Section 6.15.

“RTO” means a Regional Transmission Organization, including, without limitation, MISO, the Southwest Power Pool, and PJM.

“S&P” means Standard and Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc.

“Schedules” means the disclosure schedules for this Agreement.

“Sellers” is defined in the introduction to this Agreement.

“Seller Group” is defined in Section 9.3.

“Signing Milestone Payment” is defined in Section 2.5

“Site” means all those parcels of land that are subject to the Real Property Interests on which the Project will be located, as more particularly described in Exhibit E attached hereto.

“Site Plan” means the site layout of the Project, including the intended WTG Location of each of the seventy-five (75) WTGs, at least five (5) alternate WTG Locations, preliminary collection, substation and civil designs, access roads, communication lines, and set-backs of the WTG Locations from roads and other structures, which such Site Plan shall overlay the Site and show the location of existing roads, buildings, and other structures.

“SMA” is defined in Schedule 4.3(a).

“Standard Broadcast Site Review Study” means the Engineering Report Concerning Effects Upon FCC Licensed RF Facilities Due to Construction of the Project to be prepared by Evans Engineering Solutions, or another consultant selected by Sellers and approved by Buyer (such approval not to be unreasonably withheld), which shall be delivered to Buyer in final form pursuant to Section 7.2(n).

“Survey” means a survey prepared by Kadrmas, Lee & Jackson (or such other firm reasonably acceptable to Sellers, Buyer and the Title Company licensed in the State of North Dakota) of the Owned Real Property and the real property covered by the Land Contracts certified to Buyer and the Title Company, in form and substance reasonably acceptable to Buyer, including an overlay of the Site Plan and sufficient for the Title Company to provide survey coverage in the Title Policy in compliance with the “2016 Minimum Standard Detail Requirements for ALTA/NSPS Land Title Surveys” jointly established and adopted by the American Land Title Association and the National Society of Professional Surveyors effective February 23, 2016 showing and including optional items 3, 4, 6(b), 7(a), 7(c) for the Owned Real Property, 8, 11, 13, 14, 16, 17, 18 and 19 and disclosing the location of all improvements, plottable easements, encroachments, roadways, utility lines, set back lines, wetlands and other matters shown customarily on such windpark surveys, and showing access affirmatively to public streets and roads.

“Tangible Net Worth” means, with respect to any Person, the aggregate of its tangible assets (total assets less intangibles) less the aggregate of its liabilities as documented in its annual audited financial statement.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, ad valorem, sales and use, employment, social security, disability, occupation, property, severance, value added, transfer, capital stock, excise, withholding, premium, occupation or other taxes, levies or other like assessments, customs, duties, imposts, charges surcharges or fees imposed by or on behalf of any Governmental Authority, including any interest, penalty thereon or addition thereto.

“Tax Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Counsel” means Akin Gump Strauss Hauer & Feld, or other nationally recognized tax counsel selected by Buyer and reasonably acceptable to Sellers.

“Tax Return” means any report, form, claim for refund, return, statement or other information (including any amendments) required to be supplied to any Person with respect to Taxes, including information returns, any amendments thereof or schedule or attachment thereto.

“TEPC” is defined in the recitals to this Agreement.

“Third-Party Claim” is defined in Section 9.5(a).

“Title Commitment” means an irrevocable American Land Title Association (ALTA) 2006 Commitment for Title Insurance prepared by the Title Company for the Owned Real Property and each parcel of real property covered by the Land Contracts, and including searches for real estate taxes, pending and levied special assessments, judgments, bankruptcies and state and federal tax liens as of the date of the Title Commitment, together with a legible copy of all underlying documents identified on the Title Commitment.

“Title Company” means Chicago Title Insurance Company or such other title company mutually acceptable to the Parties.

“Title Evidence” is defined in Section 6.14(c).

“Title Objection” is defined in Section 6.14(c).

“Title Objection Letter” is defined in Section 6.14(c).

“Title Policy” means an American Land Title Association (ALTA) 2006 Owner’s Policy of Title Insurance, insuring the Real Property Interests in an amount equal to the sum of the Purchase Price and the Agreement Price (as such term is defined in the TEPC) or such other amount specified by Buyer and issued by the Title Company, subject only to the Permitted Liens and in form and substance reasonably acceptable to Buyer, and providing for (a) full extended coverage over all general title exceptions contained in such policy provided that such coverage is available in the state of North Dakota, (b) the special endorsements set forth on Exhibit I with full extended coverage, (c) deletion of standard exceptions, including but not limited those general standard exceptions based on (i) mechanics or materialmen’s liens, (ii) matters affecting title that may be disclosed by an accurate survey, and (iii) the rights of parties in possession except tenants in possession, (d) endorsements for zoning, survey, owner’s comprehensive, non-imputation, access, deletion of mandatory arbitration, subdivision, contiguity, tax parcel, environmental, energy and any other endorsements reasonably requested by the Buyer and available in North Dakota, and (e) such additional affirmative coverage as the Buyer may reasonably request.

“Turbine Supply Agreement” has the meaning given it in the TEPC.

“Update” is defined in Section 6.8.

“USFWS” means the United States Fish & Wildlife Service.

“Vestas” is defined in the recitals to this Agreement.

“Wetlands Assessment” means the wetlands study with respect to the Site to be prepared by Kadrmas, Lee & Jackson, or another consultant selected by Sellers and approved by Buyer (such approval not to be unreasonably withheld), which does not indicate any further permitting or mitigation required pursuant to the Clean Water Act and which shall be delivered to Buyer in final form pursuant to Section 7.2(n).

“Wind Data” means any and all raw wind speed data and other relevant wind characteristics data obtained by or on behalf of Sellers or any of their Affiliates or representatives in respect to the Project, along with all supporting documentation.

“Wind Study” means the wind data study prepared by AWS Truepower, Inc. and delivered to Buyer prior to the date of this Agreement.

“WTG” or “WTGs” is defined in the recitals to this Agreement.

“WTG Location” means the location of each of seventy-five (75) WTGs and at least five (5) additional alternate WTG locations, in each case as shown in the Site Plan.

Section 1.2           Rules of Construction.

(a)          All article, section, subsection, schedule and exhibit references used in this Agreement are to articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified. The exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.

(b)          If a term is defined as one part of speech (such as a noun), it will have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender will include the feminine and neutral genders and vice versa. The words “includes” or “including” will mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement will refer to this Agreement as a whole and not any particular Section or article in which such words appear. The term “will” and “shall” have the same meaning. Any reference to a Law includes any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder, whether prior to or after the date of this Agreement. Any reference to a Contract will be to that Contract as it may have been amended, modified, supplemented or restated prior to the date hereof. Currency amounts referenced in this Agreement are in U.S. Dollars. The words “unreasonably withheld” and similar terms in this Agreement will mean “unreasonably withheld, conditioned or delayed”.

(c)          Whenever this Agreement refers to a number of days, such number will refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. For determining any period of time, “from” means “including and after,” “to” means “to but excluding” and “through” means “through and including.”

(d)          Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement will not be applicable to the construction or interpretation of this Agreement.

(e)          All accounting terms used herein and not expressly defined herein will have the respective meanings given such terms under IFRS.

(f)          Whenever this Agreement states that any document has been “made available,” unless otherwise expressly provided herein, that means the document was available in the Data Site or otherwise delivered to Buyer or any of its Affiliates prior to the date such statement is effective.

Article 2

PURCHASE AND SALE

Section 2.1           Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, on the Closing Date, or in the case of the COD Purchased Contracts, on the Commercial Operation Date, Sellers shall sell, assign, transfer, convey and deliver to Buyer (or its assignees as to certain assets), and Buyer shall purchase from Sellers, free and clear of any Liens other than Permitted Liens, all right, title and interest in, to and under all of the Assets of Sellers related to the development, construction and operation of the Project, wherever located and whether now existing or hereafter acquired (other than the Excluded Assets) (collectively, the “Purchased Assets”) in accordance with the Deeds, Bills of Sale and Assignment and Assumption Agreements, including, without limitation, the following:

(a)          the Permits and Permit applications;

(b)          the Owned Real Property, including all ownership documents related thereto;

(c)          the Land Contracts;

(d)          the Purchased Contracts, including the GIA;

(e)          an FAA Determination with respect to each WTG Location;

(f)           the final versions of the Reports;

(g)          the Bird and Bat Conservation Strategy;

(h)          the Site Plan;

(i)           the Wind Data (provided, that EDF-USD automatically and without further action shall be granted an irrevocable, perpetual, royalty-free, non-exclusive license to use such Wind Data);

(j)           the MET Towers;

(k)          the 5% Safe Harbor Turbines, provided, that in the event that some or all of the 5% Safe Harbor Turbines are determined prior to the Closing Date not to qualify the Project for 100% PTCs, then in accordance with Section 6.16 such other Vestas 2.0MW V110 wind turbine components owned by Sellers or any Affiliates of Seller necessary for the Project to qualify for 100% PTCs shall be substituted for the 5% Safe Harbor Turbines;

(l)           any other Books and Records; and

(m)         any other assets reasonably necessary to achieve Project Commercial Operation.

Section 2.2           Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the following assets (all Assets other than the Purchased Assets, collectively, the “Excluded Assets”):

(a)          any equity interests of Sellers or owned by Sellers;

(b)          all identification numbers, seals, minute books, software, and other documents relating to the organization, maintenance, and existence of Sellers or their Affiliates as business entities;

(c)          cash and cash equivalents; and

(d)          any of the rights of Sellers or their Affiliates under this Agreement, the Ancillary Agreements or the TEPC.

Section 2.3           Assumed Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge only the following Liabilities of Sellers (collectively, the “Assumed Liabilities”) in accordance with the Assignment and Assumption Agreements, and no other Liabilities:

(a)          the Permitted Liens;

(b)          those obligations of Sellers accruing or arising, or covenants or agreements of Sellers to be performed (other than indemnification obligations for matters accruing or arising prior to the Closing Date), from and after the Closing Date under the Land Contracts, Purchased Contracts (other than the GIA and the COD Purchased Contracts), Permits, and Permit applications;

(c)           Buyer’s portion of the costs associated with the GIA as set forth in Section 6.10;

(d)           Those obligations of EDF-USD accruing or arising, or covenants or agreements of Sellers to be performed (other than indemnification obligations for matters accruing or arising prior to the Project Substantial Completion Date), from and after the Project Substantial Completion Date under the SMA; and

(e)           other than as provided for in this Agreement, any Liability arising from and after the Closing Date with respect to the ownership or operation of the Purchased Assets and the Project.

Section 2.4           Excluded Liabilities. Notwithstanding the provisions of Section 2.3 or any other provision in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Sellers or any of their Affiliates of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”). Sellers shall, and shall cause each of their Affiliates to, pay and satisfy in due course all Excluded Liabilities which they are obligated to pay and satisfy. Without limiting the generality of the foregoing, the Excluded Liabilities shall include, but not be limited to, the following:

(a)           any Liabilities relating to the Project or any present or former developer, owner or operator of the Project incurred prior to the Closing Date, whether or not associated with, or arising from, any of the Purchased Assets, and whether fixed, contingent or otherwise, known or unknown;

(b)           any Liabilities related to the Excluded Assets;

(c)           any Liability of Sellers for Taxes accrued before or through the Closing Date with respect to Purchased Assets;

(d)           any Liability of Sellers for costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby;

(e)           any Liability under the Land Contracts, Purchased Contracts (other than the GIA), Permits or Permit applications to the extent such Liability, but for a breach or default by Sellers or a waiver or extension given to or by Sellers, would have been paid, performed or otherwise discharged on or prior to the Closing Date or to the extent such Liability arises out of any such breach, default, waiver or extension given to or by Sellers;

(f)           any obligations owed to any Governmental Authority arising out of commitments (other than Permits or Purchased Contracts) which were made by Sellers prior to the Closing Date;

(g)           Sellers’ portion of the costs associated with the GIA as set forth in Section 6.10;

(h)           any Environmental Claims, or Liabilities under Environmental Laws, to the extent arising out of any actions or omissions of Sellers on or prior to the Closing Date; and

(i)            any Liabilities arising out of, in respect of or in connection with the failure by Sellers or any of their Affiliates to comply with any Law on or prior to the Closing Date.

Section 2.5           Purchase Price; Closing Payment.

(a)          The purchase price (the “Purchase Price”) for the purchase and sale described in Section 2.1 is equal to $34,682,118.

(b)          On the date hereof, Buyer shall pay to Sellers by wire transfer of immediately available funds (to such account or accounts as Sellers will have notified Buyer of no later than two (2) Business Days prior to the date hereof) an amount equal to [**] ($[**]) (the “Signing Milestone Payment”), which amount shall be nonrefundable absent fraud or intentional misconduct or a termination of this Agreement by Sellers pursuant to Section 8.1(l).

(c)          At the Closing, Buyer shall pay to Sellers by wire transfer of immediately available funds (to such account or accounts as Sellers will have notified Buyer of no later than two (2) Business Days prior to the Closing Date) an amount equal to the Purchase Price, less the Signing Milestone Payment.

Section 2.6           Allocation of Purchase Price. Within ninety (90) days after Closing, Buyer will provide Sellers a schedule proposing how to allocate the Purchase Price among the Purchased Assets.  Sellers will have thirty (30) Business Days following receipt of Buyer’s proposed allocation to propose changes.  In the event there are proposed changes, the Parties will work promptly and in good faith to resolve the differences. Failing agreement, they will jointly select an Independent Accountant to resolve the differences. Except to the extent otherwise required by Law, Buyer and Sellers will, and will cause their Affiliates to, report the transaction for Tax and other purposes consistently with the final Purchase Price allocation.

_____________________________

[**] Denotes confidential information that has been omitted from the exhibit and filed separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

Article 3

PURCHASE AND SALE AND CLOSING

Section 3.1           Closing. The Closing will take place at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, Suite 1500, Minneapolis, Minnesota, or by remote electronic exchange of documents (by facsimile, .pdf, e-mail, or other form of electronic communication) on the later to occur of (a) July 1, 2018 and (b) a mutually acceptable date within fifteen (15) days after satisfaction of all closing conditions, including either execution of the New GIA or reinstatement of the Existing GIA, or at such other time, place and date as the Parties may agree in writing. All actions listed in Section 3.2 or Section 3.3 that occur on the Closing Date will be deemed to occur simultaneously at the Closing. The Closing will be deemed to be effective as of 11:59:59 p.m. Central Time on the Closing Date.

Section 3.2           Closing Deliveries by Sellers to Buyer. At the Closing, Sellers shall deliver to Buyer (or the Title Company in the case of (i) and (k)):

(a)          a Deed for the Owned Real Property;

(b)          an executed counterpart by each Seller of an Assignment and Assumption Agreement;

(c)          an executed counterpart by each Seller of a Bill of Sale;

(d)          a certification of non-foreign status in the form prescribed by Treasury Regulation Section 1.1445-2(b) with respect to each Seller;

(e)          an executed counterpart by each Seller of each other Ancillary Agreement to be executed and delivered at the Closing to which Seller is a party;

(f)           the Closing deliverables described in Section 7.2 below;

(g)          copies of the Required Consents;

(h)          a standard form of seller’s affidavit of title as required by the Title Company;

(i)           the Title Policy, payment of the fees incurred for the Title Commitments, Surveys and those fees and costs allocated to and payable by Sellers in accordance with the Title Company’s settlement statement;

(j)           a recordable assignment and assumption agreement for each Land Contract; and

(k)          any other documents reasonably determined by the Title Company to be necessary to transfer the Owned Real Property to Buyer.

Section 3.3           Closing Deliveries by Buyer to Sellers. At the Closing, Buyer shall deliver to Sellers (or the Title Company in the case of (f)):

(a)          an executed counterpart by Buyer of the Assignment and Assumption Agreement;

(b)          an executed counterpart by Buyer of a Bill of Sale;

(c)          payment of the Purchase Price (less the Signing Milestone Payment;

(d)          the Closing deliverables described in Section 7.3 below;

(e)          an executed counterpart by Buyer of each other Ancillary Agreement to be executed and delivered at the Closing to which Buyer is a party; and

(f)           payment of the Title Policy premium and those fees and costs allocated to and payable by Buyer in accordance with the Title Company’s settlement statement.

Section 3.4           Exclusivity. From and after the date of execution and until Closing or this Agreement is otherwise terminated in accordance with its terms (“Exclusivity Period”), Sellers shall not contract or negotiate to contract for the sale, lease, or hypothecation of the Project or the Purchased Assets, or for the sale of energy from the Project, and no commitment with respect to the Project will be entered into during the Exclusivity Period to proceed with any third party immediately following termination of this Agreement.

Article 4

REPRESENTATIONS AND WARRANTIES OF SELLERS

The Sellers hereby jointly and severally represent and warrant to Buyer that each and all of the following representations and warranties set forth in this Article 4 (as modified by the applicable section of the Schedules) are true and correct as of the date of this Agreement and as of the Closing Date (except for such representations and warranties that speak as of a specific date, in which case such representations and warranties are true and correct as of such date):

Section 4.1           Organization. Such Seller is validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to conduct its business as it is now being conducted and to develop, own, operate, lease and sell the Purchased Assets. Such Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification or licensure is necessary, except in those jurisdictions where the failure to be so duly qualified or licensed would not have a Material Adverse Effect. Sellers have made available to Buyer all of the Organizational Documents of Sellers as in effect on the date of this Agreement.

Section 4.2           Authority; Enforceability. Such Seller has all requisite limited liability company or corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which such Seller is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by such Seller of this Agreement and the Ancillary Agreements to which such Seller is a party, and the performance by such Seller of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary limited liability company or corporate action. This Agreement has been, and each Ancillary Agreement to which such Seller is a party has been, duly and validly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.

Section 4.3           No Conflicts; Consents and Approvals.

(a)          The execution and delivery by Sellers of this Agreement and the Ancillary Agreements to which each Seller is a party, the performance by Sellers of their obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby and the taking of any action contemplated to be taken by Sellers hereunder or thereunder do not (i) result in a violation or breach of any of the terms, conditions or provisions of the Organizational Documents of Sellers; (ii) except as set forth on Schedule 4.3(a), (A) result in a violation or breach of any term or provision of any Law, Permit or order applicable to Sellers or any of the Purchased Assets; or (B) cause a Default, or require the Consent of any Person, under any Purchased Contract, Land Contract, Real Property Interest or Permit; or (iii) result in the imposition or creation of any Lien, other than Permitted Liens, on any of the Purchased Assets or the Project.

(b)          Other than as set out in Schedule 4.3(b), no Consent of any Governmental Authority or any other Person is required to be made or obtained by Sellers in connection with the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.

Section 4.4           Title to Assets

(a)          Sellers have good, valid and marketable title to, or rights by Contract or other agreement to use, all of the Purchased Assets free and clear of all Liens (except for Permitted Liens).

(b)          As of the Closing, the Purchased Assets, together with all rights of Buyer under the TEPC, will constitute Assets sufficient to reach Project Commercial Operation, subject to the terms and conditions under the TEPC.

Section 4.5           Legal Proceedings. Except as set forth on Schedule 4.5, no Claim is pending, and to Seller’s Knowledge, none has been threatened in writing, (a) relating to, arising out of or affecting the Purchased Assets or the Project or (b) seeking a writ, judgment, order, injunction or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement.

Section 4.6           Compliance with Laws. Except as set forth on Schedule 4.6, with respect to the Project and the Purchased Assets, each Seller currently is in compliance in all material respects with all Laws and orders of all Governmental Authorities applicable to it, the Project and the Purchased Assets, and Sellers have not received any notification indicating any violation of such Laws and orders.

Section 4.7           Taxes.

Except as set forth on Schedule 4.7:

(a)          Each Seller has filed all Tax Returns, if any, required to be filed with Tax Authorities relating to the Project or the Purchased Assets, and all such Taxes required to be paid or withheld by such Seller have been paid or withheld as required by Law.

(b)          No Tax Returns of any Seller with respect to the Project or any Purchased Assets have been audited or examined by any Tax Authority.  There are no ongoing or pending or threatened in writing Tax audits, examinations, claims, assessments or proposed deficiencies against any Seller with respect to the Project or the Purchased Assets.

(c)          No Tax Authority in a jurisdiction where any Seller does not file a Tax Return has made a claim or assertion in writing, or threatened in writing, that the Project or any of the Purchased Assets is or may be subject to Tax by such jurisdiction.

(d)          No Seller is a party to a Tax allocation or Tax sharing agreement or Tax indemnity or similar arrangement with respect to the Project or the Purchased Assets.

(e)          No Seller has been issued or is the subject of any ruling from any Taxing Authority with respect to its Taxes with respect to the Project or the Purchased Assets or has entered into (or is subject to) any contract with a Taxing Authority with respect to its Taxes related to the Project or the Purchased Assets.

(f)           No Seller has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) with respect to the Project or the Purchased Assets.

Section 4.8           Regulatory Status. Except as set forth on Schedule 4.8, each Seller is not subject to or is exempt from, (i) regulation under the PUHCA and (ii) regulation by FERC as a public utility under the FPA. Furthermore, each Seller does not provide electric service directly to the public in Minnesota, North Dakota or South Dakota as of the date of this Agreement nor will it as of the Closing Date.

Section 4.9           Contracts.

(a)          Schedule 4.9 sets forth a list, as of the date of this Agreement, of all Contracts (other than the Land Contracts) by which the Purchased Assets are bound or to which any Seller is a party to the extent related to the Purchased Assets (collectively, the “Purchased Contracts”).

(b)          Sellers have made available to Buyer true, correct and complete copies of all Purchased Contracts, including all amendments, material waivers or modifications thereto.

(c)          Each of the Purchased Contracts is in full force and effect and constitutes a legal, valid and binding obligation of the applicable Seller, and, to Sellers’ Knowledge, of the other parties thereto.

(d)          Except as set forth on Schedule 4.9, no Seller is in breach or default under any Purchased Contract and, to Sellers’ Knowledge, no other party to any of the Purchased Contracts is in breach or default thereunder. No event has occurred that (with or without notice, lapse of time or both) could reasonably be expected to constitute a material default by any Seller under any such Purchased Contract. No Seller has received any written notice or, to Sellers’ Knowledge, oral notice, from any counterparties in connection with any of the Purchased Contracts of (i) any material breach or default under any Purchased Contract, (ii) the fact that any such party will terminate, not renew, cancel or substantially decrease its business with any Seller, or (iii) any claim for damages or indemnification with respect to the products or performance of services pursuant to any Purchased Contract.

(e)          The consummation of the transactions contemplated by this Agreement will not require the consent or approval of any party to a Purchased Contract except as specifically set forth on Schedule 4.3(a).

Section 4.10         Real Property.

(a)          Schedule 4.10(a) sets forth a list of all Land Contracts and the Owned Real Property.

(b)          Sellers have made available to Buyer copies of all Land Contracts, and those copies are complete and accurate in all respects.

(c)          Other than the Real Property Interests, the Purchased Assets do not include any other rights or interests in real property.

(d)          Sellers hold good, insurable and valid title to the Real Property Interests free and clear of all Liens (other than Permitted Liens), adverse claims and other matters materially adversely affecting Sellers’ title to such Real Property Interests.

(e)          There are no leases or possessory rights of any party other than Sellers regarding the Owned Real Property.

(f)          Each Land Contract (i) is a legal, valid and binding agreement of the applicable Seller party thereto, (ii) is in full force and effect, (iii) is enforceable against the applicable Seller party thereto, and to the Knowledge of the Sellers, each other Person that is a party thereto, and (iv) will continue to be legal, valid and binding and enforceable against the Seller Party thereto, and to the Knowledge of the Sellers, each other Person thereto, on identical terms immediately following the consummation of the transactions contemplated hereby. No Land Contract requires the consent or approval of any counterparties thereto in order to consummate the transactions contemplated hereby (including the construction and operation of the Project and the sale of the Purchased Assets to Buyer), or if required on or prior to the date this representation is made, such consent has already been obtained, or if not yet required, Sellers have no reason to believe such consent will not be given in due course. Sellers have paid, or caused to be paid, all amounts currently due and payable with respect to each Land Contract.

(g)          Except as set forth on Schedule 4.10(g), there exists no default under any Land Contract by Sellers or, to Sellers’ Knowledge, any other Person that is a party thereto.

(h)          Except as set forth on Schedule 4.10(h), there are no pending, or, to Sellers’ Knowledge, threatened appropriation, condemnation or like proceedings relating to the Owned Real Property, and to Sellers’ Knowledge, there are no pending or threatened appropriation, condemnation or like proceedings relating to any real property encumbered by the Land Contracts, the Project or any portion thereof.

(i)          Except as set forth on Schedule 4.10(i), no Seller has received any written notice from a Governmental Authority of any violation of any applicable zoning law, regulation or rule or other Law relating to or affecting any of such real property.

(j)          No Seller has granted any options or rights of first offer or first refusal to purchase or lease any Real Property Interest, or any portion thereof or interest therein. Except as set forth on Schedule 4.10(j), to Sellers’ knowledge the zoning and any public or private land use restrictions for the Owned Real Property or the real property which is the subject of the Land Contracts permits the development, construction, and operation of the Project thereon. Except as set forth on Schedule 4.10(j), to Sellers’ Knowledge there is no action pending before any Governmental Authority to change the applicable zoning or building ordinances or any other Law affecting the Real Property Interests that could reasonably be expected to have an adverse effect on the Project.

(k)          No Seller has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any of the Real Property Interests.

(l)          There are no rents, royalties, fees or other amounts (except for potential indemnity claims) receivable by Sellers in connection with the Land Contracts.

(m)          Except as set forth on Schedule 4.10(m), to Sellers’ Knowledge, there are no development activities ongoing or contemplated related to any mineral, oil or gas rights on the Site.

(n)          As of the Closing Date, all Land Contracts will comply with applicable Laws, including, without limitation, North Dakota Century Code, Chapter 17-04.

Section 4.11         Permits.

(a)          Schedule 4.11(a) (as may be updated pursuant to Section 6.8) sets forth all (i) Permits held by Sellers, (ii) applications for Permits which have been filed by Sellers in connection with the Project, and (iii) to the extent not listed in response to (i) or (ii), Permits that will be required to achieve Project Commercial Operation (other than permits to be issued pursuant to the TEPC).

(b)          Except as set forth on Schedule 4.11(b), as of the Closing, all Permits included in the Purchased Assets (together with all permits to be issued pursuant to the TEPC) will constitute all Permits necessary to achieve Project Commercial Operation, except for any Permits that are required exclusively as a result of Buyer’s ownership of the Purchased Assets and the Project.

(c)          Except as set forth on Schedule 4.11(c): (i) all Permits and applications for Permits set forth on Schedule 4.11(a) currently held by Sellers are valid and in full force and effect, and Sellers have performed in all material respects and are in compliance in all material respects with such Permits and applications for Permits; (ii) to Sellers’ Knowledge, all other parties to such Permits have performed in all material respects and are in compliance in all material respects with the Permits; and (iii) no event has occurred that (with or without notice, lapse of time or both) could reasonably be expected to constitute a material default by any Seller under any such Permit.

(d)          Except as set forth on Schedule 4.11(d), the consummation of the transactions contemplated by this Agreement will not affect the legality, validity, binding nature, enforceability or force and effect of any Permit listed on Schedule 4.11(a).

Section 4.12         Environmental Matters.

(a)          Except as set forth on Schedule 4.12:

(i)          With respect to the Project and the Purchased Assets, each Seller is, and since its formation has been, in compliance in all material respects with applicable Environmental Laws, and no Seller has any Liabilities under Environmental Laws related to the Project and the Purchased Assets, except for Liabilities set forth in the Permits;

(ii)         Sellers have obtained, maintained and complied with all Permits necessary under any applicable Environmental Law for the Project, each of which Permits is set forth on Schedule 4.12, and such Permits are in full force and effect and not subject to appeal (except pursuant to applicable Law);

(iii)        no Seller has been served with written notice of any Environmental Claims with respect to the Project or the Purchased Assets that are currently outstanding, and no such Environmental Claims are pending or, to Sellers’ Knowledge, threatened, against Sellers under any Environmental Laws;

(iv)         to Sellers’ Knowledge, there are no current or previous facts, circumstances, conditions or occurrences relating to the Purchased Assets that would be expected to form the basis of a claim under any Environmental Law against Sellers or their Affiliates;

(v)          to Sellers’ Knowledge, no portion of the Site contains or has ever contained any underground storage tank, surface impoundment or similar device used for the management of wastewater, or other waste management unit dedicated to the disposal, treatment, or long-term storage (greater than thirty (30) days) of waste materials;

(vi)         there is no site to which any Seller has transported or arranged for the transport of Hazardous Materials associated with the Project or the Purchased Assets which, to Sellers’ Knowledge, is the subject of any environmental action that would result in an Environmental Claim; and

(vii)        there has been no Release of any Hazardous Material at or from the Project in connection with or Sellers’ operations at the Project that would result in an Environmental Claim.

(b)          In August 2015, representatives of Sellers had a telephone conversation with representatives of the USFWS in which Sellers’ representatives stated that Sellers did not intend to pursue an incidental take permit for the piping plover or whooping crane and describing the measures to be taken at the Site to protect these species. On September 3, 2015, Sellers hosted a webinar with the USFWS that further specified the avoidance and minimization measures. During that webinar, Kevin Shelley, USFWS Acting North Dakota Field Supervisor, North Dakota Field Office, stated that neither a habitat conservation plan nor an incidental take permit was recommended if the proposed avoidance and minimization measures for piping plover and whooping crane were implemented. EDF-RE, on behalf of Merricourt, submitted a letter to the USFWS on September 11, 2015 confirming its commitment to the proposed avoidance and minimization measures. To Sellers’ Knowledge, USFWS does not intend to formally respond to the September 11, 2015 letter, nor has the USFWS communicated to Sellers any objection to the September 11, 2015 letter or information presented therein.

(c)          The representations and warranties set forth in this Section 4.12, Section 4.11 and Section 4.18 are Seller’s sole and exclusive representations and warranties concerning environmental matters, including Environmental Laws, Environmental Claims and Permits.

Section 4.13         Brokers. Sellers do not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

Section 4.14         Wind Data. Schedule 4.14 sets forth a list of all books and records containing Wind Data, and Sellers have delivered to Buyer true, correct and complete copies of all such books and records, including records documenting the installation of the temporary meteorological towers. The Wind Data were collected at the locations and during the times set forth in such documents. To Sellers’ Knowledge, the Wind Data is true, accurate and correct in all material respects. No Seller has omitted or failed to provide to Buyer any Wind Data measured and recorded at the Site on or before the dates specified on Schedule 4.14 by or on behalf of such Seller or any of its Affiliates, to the extent that the same are in such Seller’s or its Affiliates’, representatives or agents’ possession or under such Seller’s or its Affiliates’, representatives or agents’ control prepared by or on behalf of any other Person.

Section 4.15         Insurance. Schedule 4.15 sets forth all policies of fire, liability and other forms of insurance insuring the Purchased Assets. Such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid (other than retroactive premiums which may be payable with respect to comprehensive general liability insurance policies), and no written notice of cancellation or termination has been received by the owner or holder of any such policy with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation. No pending claims by or for the benefit of Sellers exist under any such policies of insurance.

Section 4.16         PTCs.

(a)           The only physical work performed prior to January 1, 2016 with respect to the Project (or any other project on the Site), either on the Site or with respect to equipment that will be incorporated into the Project, is set forth on Schedule 4.16.

(b)          The aggregate cost basis for federal income tax purposes of the Sellers (including affiliates or predecessors in interest), with respect to the Project or any other project on the Site prior to January 1, 2016, was not more than $[**].

(c)          Merricourt is a “disregarded entity” that is considered part of EDF-USD as one taxpayer for federal income tax purposes.

(d)          On or after December 27, 2016, but before December 31, 2016, EDF-USD will pay in full to Vestas for the 5% Safe Harbor Turbines an aggregate amount of not less than [**] ($[**]) (the “PTC Advance Payment”).

(e)          Neither EDF-USD nor an Affiliate will have a right to cancel the order for the 5% Safe Harbor Turbines or receive a refund of the PTC Advance Payment, in each case, except in the case of certain breaches by Vestas or force majeure.

(f)          The PTC Advance Payment will not be paid as compensation for any on-site storage, any warranty or any other equipment, component or service, other than the 5% Safe Harbor Turbines. Transportation or storage costs will be paid separately from the PTC Advance Payment.

_____________________________

[**] Denotes confidential information that has been omitted from the exhibit and filed separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

(g)          No portion of the PTC Advance Payment will be or was loaned to EDF-USD, or any Affiliate of EDF-USD, by Vestas or any Affiliate of Vestas.

(h)          EDF-USD is an accrual basis taxpayer for federal income tax purposes.

(i)           For federal income tax purposes, EDF-USD may utilize, as a method of accounting, the rule described in Treasury Regulation 1.461-4(d)(6)(ii).

(j)           EDF-USD and/or Merricourt will be, or were, responsible for insurance of the 5% Safe Harbor Turbines as of the “Ex Works Date” (as defined in the Daughter Contract) and will take, or took, title and risk of loss for, and will or did contractually accept under the Daughter Contract, each such 5% Safe Harbor Turbine on or before such Ex Work Date.

(k)          The Ex Works Date (as defined in the Daughter Contract) for each 5% Safe Harbor Turbine will occur before three and one half months of the date of the PTC Advance Payment (the “PTC Deadline”).

(l)           On or before the Ex Works Date (as defined in the Daughter Contract), for each 5% Safe Harbor Turbine, either EDF-USD or Merricourt, or Vestas (as agent or bailee or warehouseman for EDF-USD or Merricourt) shall have physical custody, care and control of such 5% Safe Harbor Turbine; provided that any storage fees will be payable by EDF-USD or Merricourt.

(m)          After the PTC Advance Payment is made or was made, no change to the Framework Agreement (to the extent such change could affect the WTGs purchased under the Daughter Contract) or the Daughter Contract that reduces the amount described in Section 4.16(d) for the 5% Safe Harbor Turbines will occur.

Section 4.17         No Other Agreements to Sell Purchased Assets. Sellers do not have any legal obligation to, or non-binding agreement in principle with, any other person (a) to sell or effect a sale of all, or any portion of the Purchased Assets or (b) related to the sale of energy upon development of the Site.

Section 4.18         Reports. Except as set forth in Schedule 4.18, to Sellers’ Knowledge, there has been no change in circumstances in any material matters described in a Report or in the Wind Study that would have a Material Adverse Effect.

Article 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers that:

Section 5.1           Organization. Buyer is a corporation, validly existing and in good standing under the Laws of the State of Minnesota. Buyer is duly qualified or licensed to do business in each other jurisdiction where the actions to be performed by it under this Agreement makes such qualification or licensing necessary, except in those jurisdictions where the failure to be so qualified or licensed would not have a material adverse effect on its ability to perform such actions. Buyer has delivered to Sellers all of the Organizational Documents of Buyer as in effect on the date of this Agreement.

Section 5.2           Authority; Enforceability. Buyer has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to which Buyer is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which Buyer is a party and the performance by Buyer of its obligations under this Agreement and the Ancillary Agreements to which Buyer is a party have been duly and validly authorized by all necessary corporate action. This Agreement and each Ancillary Agreement to which Buyer is a party has been duly and validly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally or by general equitable principles.

Section 5.3           No Conflicts; Consents and Approvals. The execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which Buyer is a party do not, and the performance by Buyer of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not:

(a)          result in a violation of or a breach of any of the terms, conditions or provisions of the Organizational Documents of Buyer;

(b)          result in a Default under any material Contract to which Buyer is a party, except for any such Default which would not, in the aggregate, have a material adverse effect on Buyer’s ability to perform its obligations under this Agreement or any Ancillary Agreements to which Buyer is or will be a party; or

(c)          (i) violate or breach any term or provision of any Law applicable to Buyer or any of its Assets, except as would not have a material adverse effect on Buyer’s ability to perform its obligations under this Agreement or any Ancillary Agreements to which Buyer is a party or (ii) require any material Consent of any Governmental Authority under any applicable Law, other than (A) the Regulatory Approvals, and (B) such Consents, which, if not made or obtained, would not have a material adverse effect on Buyer’s ability to perform its obligations under this Agreement or any Ancillary Agreements to which Buyer is a party.

Other than as set out in Schedule 5.3, no Consent of any Governmental Authority or any other Person, is required to be made or obtained by Buyer in connection with the execution and delivery of this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby.

Section 5.4           Legal Proceedings. Buyer has not been served with notice of any Claim, and to Buyer’s knowledge, none is threatened in writing, against Buyer which seeks a writ, judgment, order or decree restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated under this Agreement or any Ancillary Agreements to which Buyer is a party.

Section 5.5           Brokers. Buyer does not have any liability or obligation to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

Section 5.6           Financial Resources. Buyer currently has, and will have available at the Closing Date, funds sufficient to meet all its obligations under this Agreement and pay the amount payable by Buyer to Sellers pursuant to Section 2.5.

Section 5.7           Independent Investigation; No Knowledge of Misrepresentations or Omissions. Buyer has such knowledge and experience in financial and business matters, as well as the electric and wind energy businesses, that it is capable of evaluating the merits and risks of its participation in the transactions contemplated by this Agreement. In entering into this Agreement, Buyer has relied solely upon its own review and analysis and the specific representations and warranties of the Sellers expressly set forth in Article 4 and the TEPC. Buyer acknowledges that, except for the representations and warranties expressly set forth in Article 4 and the TEPC, none of the Sellers, their respective Affiliates or any of their respective Representatives has made or makes, and Buyer has not relied on and is not relying on, any representation, warranty or statement, either express or implied, (a) as to the accuracy or completeness of any of the information delivered or made available to Buyer, any of its Affiliates or any of its or their respective Representatives and (b) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Purchased Assets or the Project delivered or made available to Buyer, any of its Affiliates or any of its Representatives. Buyer confirms that the Sellers have made available to Buyer and its Representatives, and they have been given the opportunity to ask questions of, the Representatives of the Sellers to Buyer’s satisfaction. Buyer does not have actual knowledge of a breach of any representation and warranty set forth in Article 4 of this Agreement or in the TEPC; provided, that, the mere existence of any information in the electronic data room provided by Seller shall not, in and of itself, be deemed to be actual knowledge of Buyer.

Article 6

COVENANTS

The Parties hereby covenant and agree as follows:

Section 6.1           Books and Records.

(a)          From and after Closing, Buyer will preserve and keep the Books and Records related to the Purchased Assets that relate to the period prior to the Closing Date (including all accounting records) for a period of seven (7) years from the Closing, or for any longer periods as may be required by any Governmental Authority or ongoing litigation. From and after Closing, Buyer, upon reasonable prior notice from Sellers, will provide to Sellers and its Representatives access to or copies of Books and Records of Seller to the extent relating to events that occurred prior to Closing and to the extent needed for a legitimate business purpose or to enforce rights under this Agreement provided that all such Books and Records shall be confidential and the information therein not used or disclosed except as required by law, for a legitimate business purpose, or to enforce rights under this Agreement.

(b)          Sellers will deliver the Books and Records in Seller’s possession to Buyer as promptly as practicable following the Closing Date. Sellers may retain a copy of such Books and Records.

Section 6.2           Tax Matters.

(a)          Except as set forth in Section 6.2(b), the Purchase Price includes all Taxes. The Purchase Price shall not be increased with respect to any Taxes that Buyer may be required to make as part of the Closing. Notwithstanding the foregoing, Sellers shall not be liable for, and the Purchase Price shall not include any taxes for which Buyer is responsible pursuant to Section 6.2(b). Sellers shall provide to Buyer all information reasonably requested by Buyer to confirm that the correct amount of sales and use tax or other like taxes will be paid on the Purchased Assets.

(b)          Notwithstanding anything to the contrary in this Agreement, the Purchase Price shall not include, but Buyer shall pay or reimburse Sellers for, any sales, use, or transfer tax levied by any state, county or local government with respect to the purchase of the Purchase Assets (“Sales Tax”), without regard to whether the person required by law to report, collect or pay such Sales Tax was Buyer or Sellers, or any other person.

(c)          The Party required by Law to file a Tax Return related to Taxes described in Section 6.2(a) in connection with the Closing will do so within the time period required by Law and provide a copy of the return to the other Parties, but will alert the other Parties of the need to file such a return first in writing in case there is any disagreement about whether Sales Taxes are owed and work in good faith to resolve any disagreement.

(d)          The Parties agree that prior to the Closing, none of the Parties will negotiate with any taxing authority regarding tax rates or structures for the Project without the prior written reasonable consent of the other Parties, and that if such consent to negotiate is provided, any such agreement regarding tax rates or structures entered into prior to the Closing is also subject to the prior written consent of the other Parties (which consent shall not be unreasonably withheld).

(e)          Sellers will reasonably cooperate with Buyer in connection with any request made by Tax Counsel, the IRS, or any state, county, or local taxing authority.

Section 6.3           Conduct of Sellers Prior to Closing. Except as described in Schedule 6.3, as contemplated, permitted or required by this Agreement, or as required by applicable Laws, between the date hereof and the Closing, each Seller will conduct its business with respect to the Project and use commercially reasonable efforts to preserve the Purchased Assets in the ordinary course of business. Notwithstanding the preceding sentence, between the date hereof and the earlier to occur of the Closing and the termination of this Agreement, except as permitted or contemplated by the terms of this Agreement, without the prior written consent of Buyer (which consent shall not be unreasonably withheld), no Seller shall do any of the following:

(a)          take any action which would materially interfere with or prevent the consummation of the transactions contemplated by this Agreement;

(b)          except for actions taken pursuant to Section 6.11, enter into, amend, modify, cancel or terminate any (i) Contract which would be a material Purchased Contract or (ii) Land Contract, in each case, in a manner that would have an adverse impact on the ownership or operation of the Project or increase the liability of Buyer under such Land Contract or Contract after Closing; provided, that Sellers may enter into Land Contracts that are in substantially the same form as the Land Contracts provided to Buyer for review prior to the date of this Agreement (so long as such new Land Contracts have a term of at least 60 years from the Commercial Operation Date and Seller uses commercially reasonable efforts to have a lease term of 99 years from the Commercial Operation Date, and further such new Land Contracts shall conform to all applicable Laws, including the requirements of North Dakota Century Code, Chapter 17-04);

(c)          amend the organizational documents of any Seller in a manner that would have an adverse impact on such Seller’s ability to perform its obligations under this Agreement, the TEPC or the Ancillary Agreements;

(d)          adopt a voluntary plan of complete or partial liquidation or dissolution;

(e)          sell, lease, license, encumber or otherwise dispose of any Purchased Assets or enter into any written or oral agreement with a third party with respect to the distribution or sale of any Purchased Assets or electricity produced by any Purchased Assets;

(f)           make any request for a ruling or guidance to the IRS with respect to the applicability of Section 45 of the Code to the Project;

(g)          amend the Daughter Contract without the consent of Buyer, which consent shall not be unreasonably withheld; or

(h)          commit to do any of the foregoing.

Section 6.4           Access to Information.

(a)          Subject to the terms of the Confidentiality Agreement, from the date hereof until the earlier of (a) the Closing and (b) the termination of this Agreement in accordance with Article 8, upon reasonable notice, each Seller will (i) afford Buyer and its authorized representatives reasonable access to the Site, representatives, Contracts, and Books and Records of Purchased Assets and the Project; (ii) furnish to Buyer and authorized representatives of Buyer such additional financial and operating data and other information regarding the Project (or copies thereof) as Buyer may from time to time reasonably request; and (iii) furnish to Buyer and authorized representatives of Buyer any other information concerning or otherwise relating to the Purchased Assets and the Project as Buyer or its representatives may reasonably request.

(b)          Subject to the terms of the Confidentiality Agreement, from the date hereof until the Commercial Operation Date, each Seller will (i) afford Buyer and its authorized representatives reasonable access to the Site, representatives, Contracts, and Books and Records of Purchased Assets and the Project; (ii) furnish to Buyer and authorized representatives of Buyer such additional financial and operating data and other information regarding Sellers and the Project (or copies thereof) as Buyer may from time to time reasonably request; and (iii) furnish to Buyer and authorized representatives of Buyer any other information, in each case to the extent reasonably related to facts and circumstances relevant to the Project’s qualification for 100% PTCs.

(c)          Subject to the terms of the Confidentiality Agreement, from the date hereof until the sixth anniversary of the Commercial Operation Date, Sellers will deliver to Buyer (i) within 90 days after the close of each of the fiscal years of EDF-EN, a consolidated balance sheet and income statement of EDF-EN as of the end of such fiscal year, together with related consolidated statements of cash flows for such fiscal year, setting forth in comparative form consolidated figures for the preceding fiscal year, all such consolidated financial information described above to be in reasonable form and detail and accompanied by an unqualified opinion of KPMG S.A. or other independent certified public accountants of recognized international standing reasonably acceptable to Buyer, which opinion shall state that such financial statements present fairly, in all material respects, the financial condition of EDF-EN and its results of operations and cash flows and have been prepared in conformity with International Financial Reporting Standards, and that the examination of such accountants in connection with such financial statements has been made in accordance with generally accepted auditing standards, and that such audit provides a reasonable basis for such opinion in the circumstances and (ii) within 90 days after the close of the second quarterly period of each of the fiscal years of EDF-EN, an unaudited consolidated balance sheet and income statement of EDF-EN, as of the end of such fiscal semester or half year, together with related consolidated statements of cash flows for such fiscal semester or half year, all in reasonable detail, prepared in accordance with International Financial Reporting Standards applicable to semester or half year financial statements generally, and fairly presenting, in all material respects, the financial condition of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments.

(d)          Subject to the terms of the Confidentiality Agreement, from the date hereof until the sixth anniversary of the Commercial Operation Date, Sellers will deliver to Buyer (i) within 90 days after the close of each of the fiscal years of EDF-RE, a consolidated balance sheet and income statement of EDF-RE as of the end of such fiscal year, together with related consolidated statements of cash flows for such fiscal year, setting forth in comparative form consolidated figures for the preceding fiscal year, all such consolidated financial information described above to be in reasonable form and detail and accompanied by a certificate of KPMG S.A. or other independent certified public accountants of recognized international standing reasonably acceptable to Buyer, which opinion shall state that such financial statements are the financial statements of EDF-RE that were incorporated into the audited financial statements of EDF-EN delivered to Buyer pursuant to Section 6.4(c) and (ii) within 90 days after the close of the second quarterly period of each of the fiscal years of EDF-RE, an unaudited consolidated balance sheet and income statement of EDF-RE, as of the end of such fiscal semester or half year, together with related consolidated statements of cash flows for such fiscal semester or half year, all in reasonable detail, prepared in accordance with International Financial Reporting Standards applicable to semester or half year financial statements generally, and fairly presenting, in all material respects, the financial condition of the companies being reported on and their results of operations and cash flows, subject to changes resulting from year-end adjustments.

Section 6.5           Efforts; Consents; Regulatory and Required Seller Approval.

(a)          Each Party will use diligent and commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement, including cooperating with the other Parties; (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, or that may be or become necessary, proper or advisable pursuant to any Permit, Land Contract or Purchased Contract to which Sellers is bound or by which any of Seller’s assets or properties are bound, including the Regulatory Approvals and (iii) satisfy all conditions to such Party’s obligations under this Agreement. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, in connection with obtaining such authorizations, consents, orders and approvals from Governmental Authorities or third parties, no Party will be required to make payments (other than the payment of routine filing fees), commence legal or regulatory proceedings (other than the Regulatory Approvals) or agree to modifications of the terms and conditions of any agreements with third parties or Permits. Nothing in this Section 6.5 shall require any Party to (A) consent to any action or omission by the other Party or its Affiliates that would be inconsistent with Section 6.3 absent such consent or (B) agree to amend or waive any provision of this Agreement. Each Party shall reasonably cooperate with the other Party in performing the obligations required by this Section 6.5(a), including the negotiation, execution, and assignment of Land Contracts, Purchased Contracts and other agreements related to the Project. The Parties will not take any action that is reasonably likely to have the effect of unreasonably delaying, impairing or impeding the receipt of any required authorizations, consents, orders or approvals.

(b)          Within 30 days following the execution of this Agreement, Sellers shall send the USFWS a letter, email, or other written communication informing the USFWS that (i) Sellers and Buyer have entered into an agreement under which Buyer will purchase the Project from Sellers, (ii) the Parties intend to proceed with construction of the Project, and (iii) the Parties do not intend to obtain an incidental take permit in connection with the Project. Seller must allow Buyer a reasonable opportunity to review and comment on any such written communication prior to submission, and any proposed edits shall not be unreasonably rejected.

(c)          From time to time, but no less often than once a year following the execution of this Agreement and prior to the Closing, Sellers shall send the USFWS a letter, email, or other written communication informing the USFWS in summary form on new developments relating to the Project. Seller must allow Buyer a reasonable opportunity to review and comment on any such written communication prior to submission, and any proposed edits shall not be unreasonably rejected.

(d)          At least 30 days prior to the Closing Date, Sellers shall submit the final version of the Bird and Bat Conservation Strategy to the USFWS (and provide a copy thereof to Buyer). Sellers must allow Buyer a reasonable opportunity to comment on the Bird and Bat Conservation Strategy prior to submission, and any proposed edits shall not be unreasonably rejected. Sellers agree that the comments set forth in Schedule 6.5(d) are reasonable and shall be reflected in the final Bird and Bat Conservation Strategy.

Section 6.6           Public Announcements. Subject to a Party’s reasonable judgment that it is required by Law or by the rules of a national securities exchange to make such disclosure, no Party shall issue any public announcement or other statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other Parties. Additionally, subject to Buyer providing Sellers with advance written notice and an opportunity to review and comment on such disclosures, each Seller hereby consents to the disclosure of confidential information regarding the Project and its current status in public filings and informal communications with regulators to be made by Buyer, but only to the extent that such confidential information is reasonably necessary or required (based on the advice of counsel) in connection with seeking approval of the transaction contemplated by this Agreement and in developing the Project; and hereby waives any confidentiality provisions relating thereto currently in effect. Notwithstanding the immediately preceding sentence, Buyer shall not make any disclosure of confidential information related to the Prime Subcontract or Turbine Supply Agreement; provided, that Buyer may disclose such confidential information if it is required by a regulator and Buyer uses reasonable efforts to seek trade secret protection.

Section 6.7           Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at any Party’s request and without further consideration, the other Parties will execute and deliver to such Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as such Party may reasonably request in order to consummate the transactions contemplated by this Agreement.

Section 6.8           Updated Schedules. From time to time prior to and up to ten (10) Days prior to the Closing Date, a disclosing Party shall provide written notice to the other Party of any fact, matter, condition, event or circumstance that occurs following the date of this Agreement and that, individually or in the aggregate, renders the disclosing Party unable, without amending the Schedules, to satisfy their condition precedent under Article 7 (each, an “Update”). In the event the other Party does not terminate this Agreement pursuant to Article 8 following delivery of such Update, the disclosing Party shall be permitted to update the applicable Schedule(s) to properly reflect the fact, matter, condition, event or circumstance disclosed to the other Party in such Update, and all of the disclosing Party’s representations and warranties set forth in this Agreement made following the Update shall be subject to the Schedules attached hereto, as modified or amended by such an Update, for purposes of satisfying the conditions to Closing set forth in Article 7; provided, further, that, if the Closing occurs, such Update shall not be deemed to have modified the Schedules for purposes of determining whether there has been a breach of the applicable representations and warranties related to Sellers’ indemnification obligations in Section 9.2. Notwithstanding the foregoing, to the extent Buyer has a claim for indemnification in accordance with Section 9.2 resulting from a breach of the applicable representations and warranties based on the fact, matter, condition, event or circumstance described in the Update, Buyer shall provide Seller with written notice of such claim in accordance with Article 9 (such notice, an “Update Indemnification Notice”) within ten (10) days of receiving the Update, which notice shall include a description of the claim and Buyer’s good faith estimate of the amount of such claim; provided, that, in the event that Buyer delivers an Update Indemnification Notice within such ten (10)-day period, Seller shall have a termination right in accordance with Section 8.1(l). If Buyer fails to deliver an Update Indemnification Notice within such ten (10)-day period, then Buyer be deemed to have irrevocably waived such claim.

Section 6.9           Representations and Warranties. Subject to Section 5.7 of this Agreement, Buyer shall have the right to rely on the representations set forth in Article 4 regardless of (a) any due diligence done by Buyer and its representatives and (b) any knowledge or information known or available to Buyer from Sellers or any other source.

Section 6.10         Interconnection Costs.

(a)          The Parties hereby agree to cooperate in good faith to evaluate interconnection studies and share information related to the timing and costs of the Project interconnection. Without limiting the generality of the foregoing, Sellers shall (i) promptly upon receipt thereof, provide copies of all studies and other communications received from MISO or any other RTO or transmission owner with respect to MISO Interconnection Queue Request J457; (ii) promptly provide Buyer with copies all drafts of the New GIA and any facility construction agreements received from MISO or the applicable transmission owner prior to Closing; (iii) provide Buyer a period of not less than ten (10) days following Buyer’s receipt from Sellers of copies of such draft documents to review and comment on such draft documents; and (iv) allow Buyer to participate in any telephone calls or negotiating sessions regarding the same.

(b)          If the Existing GIA is assigned to Buyer at Closing pursuant to Section 2.1, then (i) Sellers shall bear, and Buyer shall have no obligation with respect to, the historic costs associated with the Existing GIA prior to the Closing, (ii) Buyer shall bear 100% of any additional costs assessed by MISO with respect to the Existing GIA following the Closing, and (iii) Sellers shall be entitled to any MISO refunds arising from the pre-Closing termination or withdrawal of MISO Interconnection Queue Request J457.

(c)          From time to time as the study process associated with MISO Interconnection Queue Request J457 progresses, Buyer and Sellers will in good faith consider whether the NRIS Interconnection Costs or the ERIS Interconnection Costs will be lower, and if the ERIS Interconnection Costs are lower, consider whether Sellers should amend MISO Interconnection Queue Request J457 to request “ERIS;” provided, that Buyer acknowledges and agrees that the final decision as to whether to amend MISO Interconnection Queue Request J457 shall be in the sole discretion of Sellers; provided, further, that if (i) Buyer requests that Sellers amend MISO Interconnection Queue Request J457 to request “ERIS,” (ii) at the time Buyer requests “ERIS,” the ERIS Interconnection Costs are estimated to be lower than the NRIS Interconnection Costs, and (iii) Sellers do not amend MISO Interconnection Queue Request J457 to request “ERIS” prior to the expiration of the time during which such amendment is permitted, then, notwithstanding Sections 6.10(d) and (e), Sellers agree to pay all Interconnection Costs in excess of the ERIS Interconnection Costs.

(d)          Subject to Section 6.10(c), if, following completion of all system impact and facilities studies, the Estimated Interconnection Costs exceed $[**] (such excess amount, the “Excess Interconnection Costs”), this Agreement shall automatically terminate within thirty (30) days after such determination unless any Party provides written notice to the other Parties within such 30-day period that it will pay such Excess Interconnection Costs. For the avoidance of doubt, the Parties agree that the Estimated Interconnection Costs cannot be determined prior to completion of all system impact and facilities studies associated with MISO Interconnection Queue Request J457.

(e)          Subject to Section 6.10(c), if the New GIA is assigned to Buyer at Closing pursuant to Section 2.1, then the responsibility for the Interconnection Costs shall be as follows:

(i)          Buyer shall pay all Interconnection Costs up to the base cost of $[**].

(ii)         If the Interconnection Costs are between $[**] and $[**], such incremental costs shall be paid one-half by Buyer and one-half by Sellers.

(iii)        If the Interconnection Costs exceed an amount equal to the higher of (A) $[**] or (B) any higher amount agreed to be paid by a Party pursuant to Section 6.10(d)), then Buyer will pay the amount of such excess.

(iv)         If Sellers make a cash payment of any portion of the Interconnection Costs owed by Buyer pursuant to this Section 6.10(e) prior to Closing, and have not received a refund of such amount, Buyer shall reimburse Sellers for such amounts at Closing. If Sellers subsequently receive a refund of any amounts reimbursed by Buyer, Sellers shall pay such refund to Buyer. If Buyer pays any portion of the costs associated with the interconnection studies for MISO Interconnection Queue Request J457 (whether before or after Closing), Sellers shall promptly reimburse Buyer for such amount upon request. Any difference between the Estimated Interconnection Costs and the actual Interconnection Costs incurred shall be trued up between the Parties at the Commercial Operation Date; provided, that (A) subject to Sections 6.10(c) and (d), following the Closing Buyer shall bear all Excess Interconnection Costs and (B) following the Commercial Operation Date, Buyer shall (1) bear any new interconnection costs in addition to those known and allocated between the parties before such date and (2) be entitled to receive 100% of any refunds related to the New GIA that aren’t known as of the Commercial Operation Date.

_____________________________

[**] Denotes confidential information that has been omitted from the exhibit and filed separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

(v)          Sellers shall be entitled to any MISO refunds arising from termination or withdrawal of the Existing GIA.

Section 6.11         Easement Agreement Extensions and Amendments. Prior to the Closing Date, Sellers shall (a) use commercially reasonably efforts to extend the term of all Land Contracts covering [**] contiguous WTG Locations to [**] years from the Commercial Operation Date; provided, that, Sellers must, at a minimum, extend the term of Land Contracts covering [**] contiguous WTG Locations to at least [**] years from the Commercial Operation Date; provided, further, that all Land Contracts not so extended pursuant to this Section 6.11 shall have a term of at least [**] years from the Commercial Operation Date and (b) amend all Land Contracts not conforming to the requirements of North Dakota Century Code, Chapter 17-04 so as to conform with such Laws. At Closing, Buyer shall reimburse Sellers for the amount of any upfront payments paid to landowners by Sellers to obtain such amendments to the Land Contracts in an amount not to exceed [**] ($[**]) per landowner or [**] ($[**]) in the aggregate.

Section 6.12         Non-Compete.

(a)          For a period beginning on the date of this Agreement and ending on the date that is three (3) years following the Commercial Operation Date, none of Sellers or any of their respective Affiliates will develop, construct, own or operate a wind energy facility within three (3) miles of a Project WTG.

(b)          Each Seller acknowledges that a breach or threatened breach of this Section 6.12 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Seller or its Affiliates of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

_____________________________

[**] Denotes confidential information that has been omitted from the exhibit and filed separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

(c)          Each Seller acknowledges that the restrictions contained in this Section 6.12 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.12 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 6.12 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 6.13         Letters of Credit; Guaranty.

(a)          To fulfill Sellers’ full and timely payment obligations hereunder, Sellers shall cause (i) EDF-EN to execute and deliver to Buyer contemporaneous with the execution of this Agreement, and maintain in full force and effect, the EDF-EN Guaranty, which shall be subject to the limitations set forth therein, including the EDF-EN Guaranty Expiration; (ii) on or before January 1, 2018, either (x) EDF-EN to execute and deliver to Buyer and maintain in full force and effect, the Construction Period Guaranty, or (y) the execution and delivery to Buyer of the Project Surety Bond, in each case subject to the limitations set forth therein, including the Construction Period Guaranty Expiration; and (iii) EDF-RE to execute and deliver to Buyer on or prior to the Project Substantial Completion Date, and maintain in full force and effect, the Post-Construction Guaranty, subject to the limitations set forth therein, including the Post-Construction Guaranty Expiration. Upon the occurrence of a Credit Trigger Event with respect to a Guarantor, Sellers shall provide Buyer with a Backup LOC with respect to each Guaranty issued by such Guarantor and outstanding at the time of such Credit Trigger Event. Each such Backup LOC, if issued, shall secure (x) Guarantor’s obligations under the Guaranty with respect to which such Backup LOC was issued, (y) Sellers’ payment obligations under this Agreement, including all indemnity and liquidated damages obligations hereunder, and (z) EDF-USD’s payment obligations under the TEPC, including performance through the end of applicable Infrastructure Facilities Warranty Periods (as defined in the TEPC). The Backup LOC shall terminate on the sixth (6th) anniversary of the Project Substantial Completion Date. Buyer shall be entitled to draw on such letter of credit for any uncured breach by Sellers of this Agreement (to the extent Buyer is entitled to indemnification for Losses arising from such breach under Article 9), by EDF-USD under the TEPC or by the Guarantor of the applicable Guaranty. For the avoidance of doubt, the EDF-EN Guaranty, the Construction Period Guaranty, the Post-Construction Guaranty, and the Backup LOC(s), each referenced in this Section 6.13(a), are the same agreements as those referenced in the TEPC, and not in addition to such agreements.

(b)          Upon the occurrence of a Credit Trigger Event with respect to Buyer, Buyer shall provide Sellers with an irrevocable letter of credit in the form attached as Exhibit 4.1.2 to the TEPC, issued by a Qualified Institution, with a drawable amount equal to Fifteen Million and 00/100 Dollars ($15,000,000). Such letter of credit, if issued, shall secure Buyer’s payment obligations, including Buyer’s indemnity obligations, hereunder. Sellers shall be entitled to draw on such letter of credit for any uncured breach by Buyer of this Agreement.

Section 6.14         Title Commitment; Survey; Title Policy.

(a)          Buyer has reviewed the Survey dated as of October 21, 2016 and the Title Commitment dated as of September 15, 2016 (collectively, the “Existing Title Evidence”) and accepts those documents and exceptions identified on such Title Commitment, except as identified in that certain title objection letter dated November 15, 2016 (the “Title Objection Letter”) attached as Schedule 6.14(a) hereto.  The matters, documents and exceptions not objected to in the Title Objection Letter shall be Permitted Liens (“Existing Permitted Exceptions”).  Based on Buyer’s review of the Existing Title Evidence, the Title Objection Letter also contains Buyer’s objections to, and Buyer’s proposed curative measures for, the Existing Title Evidence (“Existing Title Objections”).  Sellers have agreed to cure the Existing Title Objections prior to Closing as set forth in the Title Objection Letter.

(b)          Notwithstanding Section 6.14(a) or Section 6.14(c), Buyer reserves the right to object to the Existing Permitted Exceptions based upon its review of the then current Title Commitment and updated Survey delivered in connection with Closing pursuant to Section 6.14(c) below, the Site Plan, any changes in Laws, and the requirements of the Permits, provided, however, that such objections must result from changes in the Title Commitment, updated Survey, updated Site Plan or Permits which address matters that would materially detract from the value or materially interfere with the construction, operation or maintenance of the Project as contemplated in the Site Plan.

(c)          At least ninety (90) days prior to Closing, Sellers shall cause the Title Company to deliver to Buyer an updated Survey, which updated Survey shall depict the final Project layout pursuant to the Site Plan and include current wetland information and cultural data, and current Title Commitment, along with legible copies of all documents identified on such Title Commitment (“Title Evidence”). If the Title Evidence shows any new documents, new title exceptions or new survey issues not identified on the Existing Title Evidence (collectively, the “New Exceptions”), then Buyer shall have the right to reasonably approve or disapprove such New Exceptions. Within twenty (20) days after receipt of the last of the Title Evidence, Buyer shall provide Sellers with a title objection letter setting forth Buyer’s objections to items identified in the Title Evidence (“Updated Title Objection Letter”), other than, except as provided in Section 6.14(b), the Existing Permitted Exceptions (together with the Existing Title Objections, “Title Objections”). Sellers will use their commercially reasonable efforts to cure each Title Objection. Except for Permitted Liens, prior to the Closing, all Title Objections shall have been eliminated as an exception to the Title Policy, committed to be insured over by the Title Company in the Title Policy in form and substance reasonably acceptable to Buyer, or otherwise cured to Buyer’s reasonable satisfaction; provided that any fee mortgage of landowners under the Land Contracts, manure easement or tenant lease that is superior to the interest of Sellers and with respect to which a non-disturbance agreement in form and substance acceptable to Buyer has been obtained and delivered to Buyer at or prior to Closing shall be considered Permitted Liens at Closing.

(d)          At Closing, Sellers shall cause the Title Company to issue the Title Policy. Sellers shall pay for the Survey (and any amendments, updates and supplements thereto) and the costs and search fees for the Title Commitments (and any amendments, updates and supplements thereto) and all recording charges and expenses incurred in connection with recording any Land Contract (or amendments or memoranda thereof) and any curative documents. Buyer shall pay all Title Policy premiums and the cost to record the Deed.

(e)          General real estate Taxes and installments of special assessments for the Owned Real Property shall be pro-rated as of the Closing Date, on a per diem basis based on the latest available data and in accordance with local custom, which proration will be final as of the Closing Date and not subject to recalculation after the Closing.

Section 6.15         Site Plan. Promptly following completion, and in any case prior to January 15, 2017, Sellers shall deliver the final Site Plan to Buyer. The Site Plan shall be reviewed by Buyer in collaboration with Sellers for a period of thirty (30) days following delivery thereof by Sellers (the “Review Period”). In the event Buyer fails to provide comments to Sellers prior to the expiration of the Review Period, the Site Plan shall be deemed approved by Buyer as of the date of delivery thereof by Sellers. In the event Buyer provides comments on the Site Plan to Sellers prior to the termination of the Review Period, Sellers shall review such Buyer comments and include them in the Site Plan so long as such Buyer comments do not result in an increase in Sellers’ costs or are consistent with Prudent Industry Practices. To the extent that Buyer still would like changes made that result in an increase in Sellers’ costs and which are not consistent with Prudent Industry Practices, Buyer shall be responsible for any such costs arising from those design changes requested by Buyer. Sellers shall deliver to Buyer a revised Site Plan that addresses Buyer’s comments as soon as reasonably possible after receipt of Buyer’s comments and Buyer shall approve or disapprove such revised Site Plan in accordance with the same procedures. Notwithstanding the foregoing, Sellers shall (a) use reasonable efforts and employ best practices to avoid impacts to aquatic features determined to be jurisdictional under the federal Clean Water Act, and in no case shall the impact to such jurisdictional waters require authorization from the US Army Corps of Engineers, (b) ensure that the Site Plan conforms in all material respects to all recommendations in the Bird and Bat Conservation Strategy, (c) use reasonable efforts and employ best practices to avoid impacts to areas which are enrolled as acreage under the Conservation Reserve Program except for areas with respect to which Sellers have secured authorization for permissive use consistent with standard industry practices from all relevant agencies, including the United States Department of Agriculture, (d) not locate WTGs in areas subject to Waterfowl Habitat Protection Easements, and (e) not locate any other facilities in areas subject to Waterfowl Habitat Protection Easements unless it has obtained appropriate consents from USFWS (for initial construction and all future maintenance and repair activities) and written confirmation from the USFWS that such consents will not create a federal nexus and require consultation under the Endangered Species Act.

Section 6.16         5% Safe Harbor Turbines. In the event that some or all of the 5% Safe Harbor Turbines designated in the Daughter Contract are determined prior to the Closing Date not to qualify the Project for 100% PTCs due to a failure of one or more of the representations in Section 4.16 to be true, then to the extent owned by Sellers or any Affiliates of Sellers, Sellers shall, or shall cause their Affiliates to, allocate other Vestas 2.0MW V110 wind turbine components to the Project such that the Project will qualify for 100% PTCs.

Article 7

CONDITIONS TO CLOSING

Section 7.1           Conditions to Obligations of Each Party. The obligations of the Parties to effect the Closing are subject to the satisfaction prior to the Closing of the following conditions:

(a)          No Governmental Authority shall have instituted any Actions to restrain, prohibit or otherwise challenge the legality or validity of the transactions contemplated herein that has not been dismissed or otherwise resolved in a manner that does not materially adversely affect such transactions, and no Final Order shall be in effect that restrains or prohibits the consummation of such transactions.

(b)          All Regulatory Approvals shall have been obtained.

Section 7.2           Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction at or before Closing of all of the following conditions, any one or more of which may be waived by Buyer in writing, in Buyer’s sole discretion:

(a)          each of the Designated Representations of Sellers will be true and correct in all respects, and each of the other representations and warranties of Sellers contained in this Agreement shall be true and correct in all material respects (other than such representations and warranties qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects), in each case on and as of the Closing Date as though made on and as of the Closing Date;

(b)          Sellers shall have performed, and complied with, in all material respects all covenants and agreements required by this Agreement to be performed, and complied with, by Sellers on or before the Closing Date;

(c)          Sellers shall have delivered to Buyer a certificate from a duly authorized officer of each Seller, dated the Closing Date and executed by such officer, in a form reasonably acceptable to Buyer, certifying the items in Section 7.2(a) and Section 7.2(b);

(d)          Sellers shall have delivered (or caused to be delivered) to Buyer, the Closing deliverables described in Section 3.2 above;

(e)          Each Seller shall have delivered to Buyer a current Certificate of Good Standing;

(f)          The Purchased Assets shall be free and clear of all Liens other than Permitted Liens, and each Seller shall have delivered to Buyer copies acceptable to Buyer of documentation releasing any such Liens;

(g)          Each Seller shall have delivered a copy, certified by the Secretary of Seller, of resolutions of such Seller authorizing and approving the transactions contemplated hereby;

(h)          No Material Adverse Effect shall have occurred since the date of this Agreement;

(i)          Sellers shall have obtained all Consents required in connection with the transactions contemplated by this Agreement that are listed on Schedule 4.3(a) (the “Required Consents”);

(j)           Sellers shall not have sold, transferred or otherwise disposed of any Purchased Assets, except as otherwise permitted by this Agreement;

(k)          Subject to delivery of all Required Consents, all material Land Contracts and all other material Purchased Contracts shall be fully transferable to Buyer and shall be in full force and effect and not subject to any appeal or dispute;

(l)          Sellers shall have obtained all Permits which shall be in form reasonably satisfactory to Buyer and such Permits shall either be freely transferable to Buyer or Seller shall have obtained any necessary consent to such transfer;

(m)          Sellers shall have obtained and delivered to Buyer an FAA Determination for each WTG Location;

(n)          Sellers shall have delivered to Buyer the Reports in final form, which such Reports shall not indicate any issues that would have a Material Adverse Effect (or in the event a preliminary or draft Report was delivered to Buyer prior to the execution of this Agreement, such final Report shall not indicate any issues beyond those issues disclosed in the drafts of such Reports made available to Buyer prior to execution of this Agreement and that would have a Material Adverse Effect); provided, that in the event there is a change in any findings or conclusions of a Report delivered and accepted as satisfactory by Sellers prior to the Closing Date, Sellers shall redeliver such Report to Buyer in final form as revised to address such changes;

(o)          Sellers shall have obtained all Land Contracts covering eighty (80) contiguous WTG locations in substantially the form of the existing Land Contracts, including full satisfaction of the term, extension and amendment requirements set forth in Section 6.11;

(p)          Except for Permitted Liens, prior to the Closing, all Title Objections shall have been eliminated as an exception to the Title Policy, cured consistent with the Title Objection Letter and Updated Title Objection Letter or otherwise cured to Buyer’s reasonable satisfaction;

(q)          The Title Company shall have issued the Title Policy;

(r)          The TEPC shall be in full force and effect and both the EDF-EN Guaranty and either the Construction Period Guaranty or the Project Surety Bond shall have been delivered to Buyer and both shall be in full force and effect.

(s)          The BOP Contract shall be executed at Closing and be in full force and effect;

(t)           The GIA shall (i) be executed and in full force and effect at Closing, and (ii) together with studies and other information, and subject to Section 8.1(d), shall not indicate network upgrades or other work that will prevent the full nameplate capacity of the Project to be interconnected to the grid and operated by no later than the Commercial Operation Date;

(u)          There shall have been no enactment, promulgation or issuance, as applicable, of any of the types of authorities described in Treasury Regulations Section 1.6662-4(d)(3) after the date hereof that has a material adverse effect on the qualification of the Project for 100% PTCs;

(v)          Buyer shall have received an opinion from Tax Counsel, bringing down the opinion received at signing of this Agreement and based upon any changes to relevant facts or federal income tax law (including any differences in facts identified by Buyer between signing and closing of this Agreement), to the effect that Project will qualify for 100% PTCs;

(w)         There shall have been no current issuance of a recommendation to seek a take permit by any state or federal wildlife agency with respect to the Project; and

(x)           Either (i) Sellers shall have obtained and delivered to Buyer and Title Company surface use agreements with respect to any severed mineral rights, or (ii) the Title Policy includes a special endorsement with respect to such severed mineral rights; in either case in form and substance reasonably acceptable to Buyer. If, after using diligent and commercially reasonable efforts (including the process set forth in Chapter 38-18.1 of the North Dakota Century Code), Sellers are unable to obtain surface use agreements or a special endorsement, in either case reasonably acceptable to Buyer:  (A) Buyer will waive the requirements of this Section 7.2(x) with respect to such parcels if the severed mineral rights on such parcels would not be reasonably likely to have a Material Adverse Effect or (B) allow Sellers to revise the Site Plan to avoid such parcels, subject to reasonable approval by Buyer (provided that any such revision which results in an overall Project net capacity factor of less than 50.0% shall be deemed reasonable cause to reject such revision); provided that if neither the conditions for Buyer waiver under (A) nor the Buyer approval under (B) is satisfied or obtained, respectively, Buyer and Sellers shall negotiate in good faith for a period of thirty (30) days to identify an alternative solution.

(y)          Sellers shall have provided evidence of the payment to the United States Department of Agriculture of any amounts payable as a result of Project improvements in Conservation Reserve Program areas.

Section 7.3           Additional Conditions to Obligations of Seller. The obligation of Sellers to effect the Closing is subject to the satisfaction at or before Closing of all of the following conditions, any one or more of which may be waived by Sellers in writing, in Seller’s sole discretion:

(a)          each of the representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects (other than such representations and warranties qualified by materiality, which shall be true and correct in all respects), in each case on and as of the Closing Date as though made on and as of the Closing Date;

(b)          Buyer shall have performed, and complied with, in all material respects all covenants and agreements required by this Agreement to be performed, and complied with, by Buyer on or before the Closing Date;

(c)          Buyer shall have delivered to Sellers a certificate from a duly authorized officer of Buyer, dated the Closing Date and executed by such officer, in a form reasonably acceptable to Sellers, certifying the items in Section 7.3(a) and Section 7.3(b); and

(d)          Buyer shall have delivered (or caused to be delivered) to Sellers, the Closing deliverables described in Section 3.3 above.

Article 8

Termination

Section 8.1           Termination. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a)          by mutual written consent of the Parties;

(b)          by either Sellers on the one hand or Buyer on the other hand if the other Party (i) becomes insolvent, (ii) files a petition in bankruptcy (or has a petition filed against it that is not dismissed by the suffering party within thirty (30) days of such filing), or (iii) makes an assignment for benefit of its creditors;

(c)          by either Sellers on the one hand or Buyer on the other hand if the Closing shall not have occurred on or prior to the Outside Date for any reason whatsoever except to the extent the Closing shall have been delayed by a material breach of this Agreement by the Party seeking to terminate the Agreement;

(d)          by either Sellers on the one hand or Buyer on the other hand if, following completion of all system impact and facilities studies associated with MISO Interconnection Queue Request J457, such Party determines that it is reasonably likely that the full nameplate capacity of the Project will not be fully interconnected to the grid and operated as of the Commercial Operation Date such that the closing condition set forth in Section 7.2(t) will not be met; provided, that such terminating Party has given the other Party at least thirty (30) days’ prior notice (the “Interconnection Notice”) of such fact, including a description of the limitations causing such condition not to be met; provided, further, that this Agreement shall not be terminated pursuant to this Section 8.1(d) if prior to the end of such 30-day period (i) Sellers undertake in writing to pay GIA Delay Damages to Buyer as they are determined (and such undertaking shall survive until the resolution of the issues identified in the Interconnection Notice); provided, that the aggregate GIA Delay Damages shall not exceed $10,000,000; or (ii) Buyer notifies Sellers in writing that Buyer is waiving such condition precedent set forth in Section 7.2(t) with respect to the limitation(s) specified in the Interconnection Notice;

(e)          by Buyer, if any condition in Section 7.1 or Section 7.2 becomes incapable of fulfillment by the Outside Date; or if Sellers are in material breach or violation of any provision of this Agreement; provided, that Buyer (i) has given Sellers at least sixty (60) days’ prior notice of the violation or breach and Sellers have not cured such violation or breach in all material respects during such sixty (60) day period, and (ii) has not waived such condition in writing;

(f)          by Buyer, if a fact, matter, condition, event or circumstance first disclosed in an Update from Sellers has had or would reasonably be expected to have a Material Adverse Effect; provided, that Buyer must give written notice of its intent to terminate with within 10 days of receipt of any such Update or it irrevocably waives its right to terminate this Agreement; and provide further, that (i) Buyer has given Sellers at least sixty (60) days’ prior notice of the intent to terminate and Sellers have not cured such Material Adverse Effect during such sixty (60) day period or such longer period as is reasonably necessary to cure such Material Adverse Effect, provided Seller diligently pursues such cure, and (ii) such event or occurrence was not caused by Buyer;

(g)          by Buyer if:

(i)          Sellers have not commenced micrositing with respect to the Project by January 31, 2017;

(ii)         Sellers have not filed for the FAA Determinations by March 31, 2017;

(iii)        Sellers have not filed, by March 3, 2017, an application for an amendment of the Certificate of Site Compatibility to the NDPSC (which application for amendment notes the Sellers’ decisions, in connection with the Project and the Site, not to provide a buffer for all active sharp-tailed grouse leks and not to pursue an incidental take permit or prepare a habitat conservation plan for the whooping crane or the piping plover); provided, that such date shall be subject to an extension of thirty (30) days as long as (A) Sellers are diligently pursuing such application, (B) the filing of such application is reasonably achievable during such extension, and (C) such delay is not a direct result of any action or failure to act by Sellers; provided, further, that such extended date shall be subject to a further extension of thirty (30) days as long as (x) Sellers are continuing to diligently pursue the filing of such application, (y) the filing of such application is reasonably achievable during such extension, and (z) such delay is not a direct result of any action or failure to act by a Seller;

(iv)         Sellers shall have failed to satisfy the requirements of Section 6.11 by August 1, 2017; provided, that such date shall be subject to an extension of ninety (90) days as long as (A) Sellers are diligently pursuing the requirements of Section 6.11, (B) such requirements are reasonably achievable during such extension, and (C) such delay is not a direct result of any action or failure to act by Sellers; or

(v)          Sellers shall have failed to deliver to Buyer by December 31, 2017 a current Bird and Bat Conservation Strategy;

(h)          by Sellers, if any condition in Section 7.1 or Section 7.3 becomes incapable of fulfillment by the Outside Date; or if Buyer is in material breach or violation of any provision of this Agreement; provided, that Sellers (i) have given Buyer at least sixty (60) days’ prior notice of the violation or breach and Buyer has not cured such violation or breach in all material respects during such sixty (60) day period, and (ii) have not waived such condition in writing;

(i)          by Sellers, if a fact, matter, condition, event or circumstance first disclosed in an Update from Buyer has had or would reasonably be expected to have a Material Adverse Effect; provided, that Seller must give written notice of its intent to terminate with within 10 days of receipt of any such Update or it irrevocably waives it right to terminate this Agreement; and provide further, that (i) Sellers have given Buyer at least sixty (60) days’ prior notice of the intent to terminate and Buyer has not cured such Material Adverse Effect during such sixty (60) day period, or such longer period as is reasonably necessary to cure such Material Adverse Effect, provided Buyer diligently pursues such cure, and (ii) such event or occurrence was not caused by Sellers;

(j)          automatically in accordance with the terms of Section 6.10(d); or

(k)          automatically upon termination of the TEPC in accordance with its terms; or

(l)          by Sellers, if Buyer delivers an Update Indemnification Notice in accordance with Section 6.8; provided, that as a condition to such termination, Seller shall be required to pay Buyer an amount equal to the Signing Milestone Payment.

Notwithstanding any term in this Section 8.1, a Party will not have the right to terminate this Agreement if the failure to satisfy any condition to the Closing or consummate the transactions contemplated in this Agreement resulted from the material breach by such Party of any of its representations, warranties, covenants or agreements herein, or if such Party is otherwise in material breach of this Agreement.

Section 8.2           Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to this Article 8, this Agreement shall be of no further force or effect and there shall be no Liability to any Party hereunder in connection with this Agreement or the transactions contemplated by this Agreement; provided, however that nothing herein shall relieve any Party from liability or damages resulting from any breach of this Agreement prior to the effective date of termination; provided, further that the obligations of the parties set forth in this Section 8.2, Article 10 (including, in each case, the definitions of the terms set forth in Section 1.1) and the Confidentiality Agreement shall survive any such termination and shall be enforceable hereunder.

Article 9

INDEMNIFICATION, LIMITATIONS OF LIABILITY AND WAIVERS

Section 9.1           Survival. All representations, warranties, covenants and obligations in this Agreement will survive the Closing; provided that, any Indemnity Claim based on a breach of any representation or warranty must be made in accordance with this Article 9 to the Indemnifying Party (or not at all) on or prior to the date that is eighteen (18) months following the Closing Date, except that (i) any Indemnity Claim for a breach of any Designated Representation or any Indemnity Claims based on fraud or intentional misconduct will survive until the end of the applicable statute of limitations and (ii) any Indemnity Claim for a breach of the representations and warranties set forth in Section 4.16 (the “PTC Representations”) shall survive until six (6) years following the Commercial Operation Date. The covenants and obligations of the Parties will survive the Closing and will remain in full force and effect until fully performed.

Section 9.2           Indemnification by Sellers. Subject to Sections 9.1 and 9.4, Sellers shall jointly and severally indemnify Buyer and its Affiliates and Representatives (the “Buyer Group”) from and against all Losses arising, directly or indirectly, from or in connection with:

(a)          any breach of any representation or warranty made in Article 4 of this Agreement other than Designated Representations;

(b)          any breach of any Designated Representation of Sellers;

(c)          any breach of the PTC Representations, provided, however, that the ability of the Project to qualify for 80% PTCs  or 60% PTCs, as the case may be, shall be taken into account in determining the Losses arising from such breach of the PTC Representations;

(d)          any breach of any covenant, agreement or other obligation of Sellers contained in this Agreement; and

(e)          the retention of the Excluded Liabilities by Sellers.

Section 9.3           Indemnification by Buyer. Subject to Sections 9.1 and 9.4, Buyer will indemnify Sellers and their Affiliates and Representatives (the “Seller Group”) from and against all Losses arising, directly or indirectly, from or in connection with:

(a)          any breach of any representation or warranty made in Article 5 of this Agreement other than Designated Representations;

(b)          any breach of any Designated Representations of Buyer;

(c)          any breach of any covenant, agreement or other obligation of Buyer contained in this Agreement; and

(d)          the assumption of the Assumed Liabilities by Buyer.

Section 9.4           Limitations on Liability. Notwithstanding any contrary provision in this Agreement:

(a)          Time Bar on Claims. No Indemnified Party will be entitled to any recovery (including by way of off-set) from any Indemnifying Party unless a Notice of Claim has been given on or before the expiration of time period for survival set forth in Section 9.1.

(b)          Insurance Recoveries; Tax Gross-Up. Losses for which any Indemnified Party will be reimbursed hereunder will be decreased by insurance proceeds or payments from any other responsible parties actually received by such Indemnified Party (after deducting costs and expenses incurred in connection with recovery of such proceeds) and will be increased to take account of any net tax cost incurred by the Indemnified Party in the year any indemnification payment for such Losses was received (or an earlier year) arising from the receipt of any such payment hereunder (grossed up for such increase) and will be decreased to take into account any net tax benefit realized by the Indemnified Party in the year the Losses were incurred or paid (or an earlier year) arising from the incurrence or payment of any such Losses.)

(c)          Deductible. An Indemnified Party will be entitled to make an Indemnity Claim under Section 9.2 or 9.3 for any and all Indemnity Claims once the aggregate amount of all Indemnity Claims by such Indemnified Party exceeds [**] ($[**]) (the “Deductible”), in which case the Indemnifying Party shall be required to pay all such Losses in excess of the Deductible. Indemnity Claims based on fraud or intentional misconduct shall not be subject to the Deductible.

_____________________________

[**] Denotes confidential information that has been omitted from the exhibit and filed separately, accompanied by a confidential treatment request, with the Securities and Exchange Commission pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

(d)          General Cap. Notwithstanding the foregoing, the aggregate amount of Losses for which an Indemnifying Party shall be liable pursuant to this Article 9 shall not exceed an amount equal to 50% of the Purchase Price; provided, that such limitation shall not apply to Losses arising out of (i) Indemnity Claims under Section 9.2(b) or Section 9.3(b) which shall not exceed the Purchase Price, and Section 9.2(c) which shall be limited in accordance with Section 9.4(e), (ii) Indemnity Claims based on fraud or willful misconduct or (iii) Indemnity Claims under Section 9.3(c) based on the failure of Buyer to pay the Purchase Price.

(e)          PTC Cap. Notwithstanding the foregoing, the aggregate amount of Losses for which Sellers shall be liable for Indemnity Claims under Section 9.2(c) arising from breaches of the PTC Representations set forth in Section 4.16 (after adjustment pursuant to Section 9.4(b)) shall not exceed an amount equal to one hundred million dollars ($100,000,000).

(f)          Tax Treatment. Any indemnity payment made pursuant to this Agreement will be treated as an adjustment to the Purchase Price for Tax purposes, unless an audit or other administrative or judicial action with respect to the Indemnified Party causes any such payment not to constitute an adjustment to the Purchase Price for U.S. federal income tax purposes.

(g)          NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 9.4, THE PARTIES RETAIN ALL RIGHTS AND REMEDIES AT LAW WITH RESPECT TO FRAUD OR ANY WILLFUL MISCONDUCT.

(h)          EXCEPT IN THE CASE OF AN INDEMNITY CLAIM UNDER SECTION 9.2(C), IN NO EVENT SHALL EITHER PARTY BE LIABLE FOR ANY LOST OR PROSPECTIVE PROFITS NOR ANY PUNITIVE, EXEMPLARY, CONSEQUENTIAL, INCIDENTAL OR INDIRECT LOSSES OR DAMAGES (IN TORT, CONTRACT OR OTHERWISE) UNDER OR IN RESPECT TO THIS AGREEMENT, OTHER THAN SUCH DAMAGES THAT ARISE OUT OF A CLAIM MADE BY A THIRD PARTY AGAINST BUYER OR SELLERS, AS APPLICABLE.

Section 9.5           Procedures for Third Party Claims.

(a)          Promptly after receipt by an Indemnified Party of notice of the commencement of any Action by a third party (a “Third Party Claim”) with respect to any matter for which indemnification is or may be owing pursuant to Section 9.2 or 9.3 hereof, the Indemnified Party will give notice thereof to the Indemnifying Party, provided, however, that the failure of the Indemnified Party to notify the Indemnifying Party will not relieve the Indemnifying Party of any of its obligations hereunder, except to the extent that the Indemnifying Party demonstrates that the defense of such Third Party Claim has been actually prejudiced by the Indemnified Party’s failure to give such notice.

(b)          If any Action referred to in Section 9.5(a) is brought against an Indemnified Party and the Indemnified Party gives notice to the Indemnifying Party of the commencement of such Action, the Indemnifying Party will be entitled to participate in such Action, and (unless (x) the Indemnifying Party is also a party to such Action and the Indemnified Party determines in good faith that joint representation would be inappropriate upon the advice of outside counsel that a conflict of interest exists between the Indemnified Party and the Indemnifying Party with respect to such Action, or (y) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Action and provide indemnification with respect to such Action) may assume the defense of such Action with counsel satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Action, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under this Section 9.5 for any fees of other counsel with respect to the defense of such Action, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Action.

(c)          If the Indemnifying Party is entitled to and assumes the defense of an Action, no compromise or settlement of such claims or Action may be effected by the Indemnifying Party without the Indemnified Party’s written consent (which shall not be unreasonably withheld) unless (i) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no effect on or grounds for the basis of any other Claims that may be made against the Indemnified Party, and (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and the Indemnified Party will have no Liability with respect to any compromise or settlement of such claims or Action effected without Indemnified Party’s written consent. Notwithstanding the assumption by the Indemnifying Party of the defense of any Claim or Action, the Indemnified Party will be permitted to join in such defense and to employ counsel at its own expense. If notice pursuant to Section 9.5(a) is given to an Indemnified Party of the commencement of any Action and the Indemnifying Party does not, within ten (10) Business Days after such Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Action, the Indemnifying Party will be bound by any determination made in such Action or any compromise or settlement effected by the Indemnified Party.

(d)          Notwithstanding the foregoing, if the Indemnified Party determines in good faith that there is a reasonable probability that an Action may adversely affect the Indemnified Party or its Affiliates other than as a result of monetary Losses for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle such Action, but the Indemnifying Party will not be bound by any compromise or settlement effected without its written consent (which may not be unreasonably withheld).

(e)          The Indemnifying Party and the Indemnified Party agree to provide each other with reasonable access during regular business hours to the properties, books and records and Representatives of the other, as reasonably necessary in connection with the preparation for an existing or anticipated Action involving a Third Party Claim and its obligations with respect thereto pursuant to this Article 9.

Section 9.6           Indemnification Procedures. The following procedures will apply to any claim for indemnification by Buyer Group or the Seller Group that does not involve a Third Party Claim:

(a)          Notice of Claim. A Notice of Claim will be given as soon as practicable, but in no event later than sixty (60) days, after the Indemnified Party determines that it is or may be entitled to indemnification pursuant to this Agreement; provided, however, that failure to provide notice will not prejudice the Indemnified Party’s right to indemnity, except to the extent the Indemnifying Party is irrevocably prejudiced. Notice of Claim will be made as follows:

(i)          in the case of any Indemnity Claim by any member of Buyer Group, by Buyer to Sellers at the address and in the manner provided in Section 10.1 (Notices). Buyer will be the Indemnified Party with respect to Indemnity Claims pursuant to Section 9.2, and no liability in respect of any such Indemnity Claim will be contested, settled, admitted, litigated or otherwise dealt with by or on behalf of Buyer Group for this purpose by any person other than Buyer; and

(ii)         in the case of any Indemnity Claim by any member of the Seller Group against Buyer, by Sellers to Buyer at the address and in the manner provided in Section 10.1 (Notices). Sellers will be the Indemnified Party with respect to Indemnity Claims pursuant to Section 9.3, and no liability in respect of any such Indemnity Claim will be contested, settled, admitted, litigated or otherwise dealt with by or on behalf of the Seller Group for this purpose by any person other than Sellers.

(b)          Dispute Notice. If the Indemnifying Party disputes (x) its obligation to indemnify the Indemnified Party in respect of any Indemnity Claim set forth in a Notice of Claim, or (y) the Indemnity Claim Amount set forth in a Notice of Claim, a dispute notice (“Dispute Notice”) will be given as soon as practicable, but in no event later than forty-five (45) days, after the Notice of Claim is given, as follows:

(i)          in the case of any Indemnity Claim by any member of Buyer Group against Sellers, a Dispute Notice may be given only by Sellers, and if given, will be sent by Sellers to Buyer at the address and in the manner provided in Section 10.1 (Notices); and

(ii)         in the case of any Indemnity Claim by any member of the Seller Group against Buyer, a Dispute Notice may be given only by Buyer, and if given, will be sent by Buyer to Sellers at the address and in the manner provided in Section 10.1 (Notices).

(A)         If no Dispute Notice is given within such thirty (30) day period, the validity of the claim for indemnification and the Indemnity Claim Amount, each as set forth in the Notice of Claim, will be deemed to be agreed, effective on the first (1st) day following such thirty (30) day period, and the Indemnity Claim Amount set forth in the Notice of Claim will immediately be an “Indemnity Amount Payable” of the relevant Indemnifying Party.

(B)         If a Dispute Notice is given within such thirty (30) day period, then:

(1)         The portion, if any, of the Indemnity Claim Amount which is not disputed in the Dispute Notice will immediately be an Indemnity Amount Payable of the relevant Indemnifying Party.

(2)         Buyer and Sellers will negotiate in good faith to settle the dispute, and the portion, if any, of the Indemnity Claim Amount which Buyer and Sellers agree in writing is payable will immediately be an Indemnity Amount Payable of the relevant Indemnifying Party.

(3)         If Buyer and Sellers are unable to resolve any portion of the Indemnity Claim Amount within two (2) months following the date the Dispute Notice is given, either Buyer or Sellers may initiate proceedings specified in Section 10.12 (Governing Law; Venue; and Jurisdiction) of this Agreement to obtain resolution of the dispute.

(4)         If neither Buyer nor any Seller initiates legal proceedings in respect of the dispute within twelve (12) months following the date the Dispute Notice is given, the portion of the Indemnity Claim Amount which is disputed will not be an Indemnity Amount Payable, and the Indemnified Party will have no further right, under this Agreement, to seek to recover such amount from the Indemnifying Party.

(5)         If Buyer or Sellers initiates legal proceedings within the twelve (12) month period specified in Section 9.6(b)(ii)(B)(4), the amount, if any, determined in a Final Order as payable by the Indemnifying Party will be an Indemnity Amount Payable of the relevant Indemnifying Party as of the date of such Final Order.

Section 9.7           Payments of Indemnity Amounts Payable by Buyer. Subject to the limitations in Section 9.4, Buyer will pay to each relevant Indemnified Party any Indemnity Amount Payable by Buyer, by wire transfer of immediately available dollars (or as otherwise directed pursuant to any Final Order or as otherwise agreed by the Indemnified Party and the Indemnifying Party) to an account designated by Sellers, promptly and in no event later than ten (10) Business Days after such Indemnity Amount Payable is established in accordance with this Agreement.

Section 9.8           Payments of Indemnity Amounts Payable by Sellers. Subject to the limitations in Section 9.4, any Indemnity Amount Payable by Sellers to each relevant Indemnified Party will be paid by wire transfer of immediately available dollars (or as otherwise directed pursuant to any Final Order or as otherwise agreed by the Indemnified Party and the Indemnifying Party) to an account designated by Buyer, promptly and in no event later than ten (10) Business Days after such Indemnity Amount Payable is established in accordance with this Agreement.

Section 9.9           Exclusive Remedy. Except for fraud or willful misconduct, the sole and exclusive remedies for any breach of the terms and provisions of this Agreement (including any representations and warranties and covenants set forth herein, made in connection herewith or as an inducement to enter into this Agreement) or any claim or cause of action otherwise arising out of or related to the subject matter hereof, will be such remedies set forth in this Agreement, including and subject to the limitations set forth in this Article 9.

Article 10

MISCELLANEOUS

Section 10.1         Notices.

(a)          Unless this Agreement specifically requires otherwise, any notice, demand or request provided for in this Agreement, or served, given or made in connection with it, will be in writing and will be deemed properly served, given or made if delivered in person or sent by facsimile or email (in the case of delivery by facsimile or email, solely if receipt is confirmed) or sent by registered or certified mail, postage prepaid, or by a nationally recognized overnight courier service that provides a receipt of delivery, in each case, to the Parties at the addresses specified below:

If to Buyer, to:

Otter Tail Power Company
215 South Cascade Street

Fergus Falls, MN 56537

Attention: Harvey McMahon, Manager, Renewable Energy Construction & Operations

Telephone: (701) 253-4732

Facsimile: (218) 739-8629

Email: HMcMahon@otpco.com

With a copy to:

Otter Tail Power Company
215 South Cascade Street

Fergus Falls, MN 56537

Attention: Legal Department

Telephone: (218) 739-8922

Facsimile: (218) 998-3165

Email: mbring@otpco.com

And a copy to:

Dorsey & Whitney LLP

Suite 1500

50 South Sixth Street

Minneapolis, MN 55402

Attention: John Seymour

Telephone: (612) 492-6020

Facsimile: (612) 340-2868

Email: Seymour.John@dorsey.com

If to Sellers, to:

EDF Renewable Energy

15445 Innovation Drive

San Diego, CA 92128

Attention: Sohinaz Sotoudeh

Telephone: (917) 549-3346

Facsimile: (858) 521-3333

Email: Sohinaz.Sotoudeh@edf-re.com

With a copy to:

EDF Renewable Energy

15445 Innovation Drive

San Diego, CA 92128

Attention: Joshua Pearson

Telephone: (858) 521-3467

Facsimile: (858) 521-3333

Email: Joshua.Pearson@edf-re.com

With a copy to:

Stoel Rives LLP

33 South Sixth Street, Suite 4200

Minneapolis, MN 55402

Attention: David Quinby

Telephone: (612) 373-8825

Facsimile: (612) 373-8881

Email: david.quinby@stoel.com

(b)          Notice given by personal delivery, mail or overnight courier pursuant to this Section 10.1 will be effective upon physical receipt. Notice given by facsimile or email pursuant to this Section 10.1 will be effective as of the date of confirmed delivery if delivered before 5:00 p.m. Central Time on any Business Day or the next succeeding Business Day if confirmed delivery is after 5:00 p.m. Central Time on any Business Day or during any non-Business Day.

Section 10.2         Entire Agreement. Except for the Confidentiality Agreement, this Agreement, the TEPC and the Ancillary Agreements supersede all prior discussions and agreements between the Parties with respect to the subject matter hereof, and this Agreement, the Ancillary Agreements, the Confidentiality Agreement and the other documents delivered pursuant to this Agreement contain the sole and entire agreement between the Parties hereto with respect to the subject matter hereof. The Parties hereto have voluntarily agreed to define their rights, liabilities and obligations with respect to the subject matter hereof exclusively in contract pursuant to the express terms and provisions of this Agreement, the Ancillary Agreements, the Confidentiality Agreement and the other documents delivered pursuant to this Agreement; and the Parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; all Parties specifically acknowledge that no Seller has any special relationship with Buyer that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

Section 10.3         Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby, including all expenses and costs incurred to obtain approvals required by such Party from Governmental Authorities.

Section 10.4         Disclosure. Sellers may, at their option, include in the Schedules items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, will not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. Information disclosed in any Schedule will constitute a disclosure for purposes of all other Schedules notwithstanding the lack of specific cross-reference thereto, but only to the extent the applicability of such disclosure to such other Schedule is readily apparent. In no event will the inclusion of any matter in the Schedules be deemed or interpreted to broaden Sellers’ representations, warranties, covenants or agreements contained in this Agreement. The mere inclusion of an item in the Schedules will not be deemed an admission by Sellers that such item represents a material exception or fact, event, or circumstance or that such item is reasonably likely to result in a Material Adverse Effect. Each Party will promptly notify the other Party upon becoming aware of (a) the occurrence, or failure to occur, of any event, which occurrence or failure has caused any representation or warranty of such Party contained in this Agreement or in any exhibit, schedule, certificate, document or written instrument attached hereto to be untrue or inaccurate, (b) any failure of such Party to comply with, perform or satisfy, in any respect, any covenant, condition or agreement to be complied with, performed by or satisfied by it under this Agreement or any exhibit, schedule, certificate, document or written instrument attached hereto and (c) any notice or other communication from any Governmental Authority in connection with this Agreement or the transactions contemplated herein and therein; provided, that such disclosure will not be deemed to cure, or to relieve any Party of any liability or obligation with respect to, any breach of or failure to satisfy any representation, warranty, covenant or agreement or any condition hereunder, and will not affect any Party’s right with respect to indemnification hereunder, except as provided in Section 6.8.

Section 10.5         Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver will be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, will be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies under this Agreement will be cumulative and not alternative.

Section 10.6         Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party.

Section 10.7         No Third Party Beneficiary. Except for the provisions of Sections 9.2 and 9.3 (which are intended for the benefit of the Persons identified therein), the terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person. For the avoidance of doubt, no Person who is not a Party to this Agreement, may challenge any termination of this Agreement, for any reason, or enforce or seek to enforce any provisions of this Agreement (except as set forth in the first sentence of this Section).

Section 10.8         Assignment; Binding Effect. Buyer may assign its rights to indemnification under this Agreement to any Affiliate or to Buyer’s lenders for collateral security purposes, but such assignment will not release Buyer from its obligations hereunder. Except as provided in the preceding sentence, neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party without the prior written consent of each of the other Party.

Section 10.9         Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

Section 10.10         Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, such provision will be fully severable, this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section 10.11         Counterparts; Facsimile. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Any facsimile or portable document format (pdf) copies hereof or signature hereon will, for all purposes, be deemed originals.

Section 10.12         Governing Law; Venue; and Jurisdiction.

(a)          This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), will be governed by the laws of the State of New York without giving effect to any conflict or choice of law provision.

(b)          THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT IN MINNEAPOLIS, MINNESOTA FOR PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY AND EACH PARTY HEREBY CONSENTS TO THE JURISDICTION OF SUCH COURTS (AND OF THE APPROPRIATE APPELLATE COURTS THEREFROM) IN ANY SUCH SUIT, ACTION OR PROCEEDING AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT ANY SUCH SUIT, ACTION OR PROCEEDING THAT IS BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. DURING THE PERIOD A LEGAL DISPUTE THAT IS FILED IN ACCORDANCE WITH THIS SECTION 10.12 IS PENDING BEFORE A COURT, ALL ACTIONS, SUITS OR PROCEEDINGS WITH RESPECT TO SUCH LEGAL DISPUTE OR ANY OTHER LEGAL DISPUTE, INCLUDING ANY COUNTERCLAIM, CROSS-CLAIM OR INTERPLEADER, WILL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF SUCH COURT. EACH PARTY HEREBY WAIVES, AND WILL NOT ASSERT AS A DEFENSE IN ANY LEGAL DISPUTE, THAT (A) SUCH PARTY IS NOT SUBJECT THERETO, (B) SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURT, (C) SUCH PARTY’S PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, (D) SUCH ACTION, SUIT OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR (E) THE VENUE OF SUCH ACTION, SUIT OR PROCEEDING IS IMPROPER. A FINAL JUDGMENT IN ANY ACTION, SUIT OR PROCEEDING DESCRIBED IN THIS SECTION 10.12 FOLLOWING THE EXPIRATION OF ANY PERIOD PERMITTED FOR APPEAL AND SUBJECT TO ANY STAY DURING APPEAL WILL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAWS.

(c)          EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY.

Section 10.13         Specific Performance. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement and any other agreement or instrument executed in connection herewith or contemplated hereby, and the Parties agree that specific performance is the remedy intended by the parties for any such breaches or threatened breaches. The Parties further agree that (a) by seeking the remedies provided for in this Section 10.13, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages and (b) the commencement of any Action pursuant to this Section 10.13 or anything contained in this Section 10.13 shall not restrict or limit any other remedies under this Agreement that may be available then or thereafter.

[signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each Party as of the date first above written.

SELLERS:

EDF RENEWABLE DEVELOPMENT, INC.,
a Delaware corporation

By:	/s/ Tristan Grimbert
Name: Tristan Grimbert
Title: President and Chief Executive Officer

POWER PARTNERS MIDWEST, LLC,
a Delaware limited liability company

By:	EDF Renewable Energy, Inc., its Manager

	By:	/s/ Tristan Grimbert
Name: Tristan Grimbert
Title: President and Chief Executive Officer

EDF-RE US DEVELOPMENT, LLC,
a Delaware limited liability company

By:	EDF Renewable Development, Inc., its Managing Member

	By:	/s/ Tristan Grimbert
Name: Tristan Grimbert
Title: President and Chief Executive Officer

[Signature pages to Asset Purchase Agreement]

MERRICOURT POWER PARTNERS, LLC,
a Delaware limited liability company

By:	EDF-RE US Development, LLC, its Manager
By:	EDF Renewable Development, Inc., its Managing Member

	By:	/s/ Tristan Grimbert
Name: Tristan Grimbert
Title: President and Chief Executive Officer

[Signature pages to Asset Purchase Agreement]

BUYER:

OTTER TAIL POWER COMPANY,
a Minnesota corporation

By:	/s/ Timothy J. Rogelstad
Name: Timothy J. Rogelstad
Title: President

[Signature pages to Asset Purchase Agreement]